   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 21, 1997
                                                      REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   DATUM INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                     95-2512237
       (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)
                                      9975 TOLEDO WAY,
                               IRVINE, CALIFORNIA 92618-1819
                                       (714) 380-8880
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S
                                PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                LOUIS B. HORWITZ
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   DATUM INC.
                 9975 TOLEDO WAY, IRVINE, CALIFORNIA 92618-1819
                                 (714) 380-8880
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   Copies to:

              LAWRENCE B. COHN, ESQ.                               BROOKS STOUGH, ESQ.
              MICHAEL H. MULROY, ESQ.                             CARLA S. NEWELL, ESQ.
                RYAN E. DAVIS, ESQ.                                MARK P. LONG, ESQ.
        STRADLING, YOCCA, CARLSON & RAUTH,                       WILLIAM A. HOLMES, ESQ.
            A PROFESSIONAL CORPORATION                          GUNDERSON DETTMER STOUGH
       660 NEWPORT CENTER DRIVE, SUITE 1600               VILLENEUVE FRANKLIN & HACHIGIAN, LLP
          NEWPORT BEACH, CALIFORNIA 92660                        155 CONSTITUTION DRIVE
               PHONE: (714) 725-4000                          MENLO PARK, CALIFORNIA 94025
                FAX: (714) 725-4100                               PHONE: (415) 321-2400
                                                                   FAX: (415) 321-2800

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

===================================================================================================
TITLE OF EACH                           AMOUNT         PROPOSED        PROPOSED        AMOUNT OF
CLASS OF SECURITIES                      TO BE          MAXIMUM         MAXIMUM      REGISTRATION
TO BE REGISTERED                     REGISTERED(1)  OFFERING PRICE     AGGREGATE          FEE
                                                     PER SHARE(2)      OFFERING
                                                                      PRICE(1)(2)
---------------------------------------------------------------------------------------------------
Common Stock ($.25 par value)......    1,955,000        $19.125       $37,389,375     $11,330.11
                                        shares
===================================================================================================

(1) Includes 255,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Estimated pursuant to Rule 457 solely for the purpose of calculating the registration fee.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 21, 1997

PROSPECTUS

                                1,700,000 SHARES

                       [DATUM INC. LOGO]
                                  COMMON STOCK

     Of the 1,700,000 shares of Common Stock offered hereby, 1,000,000 shares are being sold by Datum Inc. ("Datum" or the "Company") and 700,000 shares are being sold by the Selling Stockholders. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

     The Company's Common Stock is traded on the Nasdaq National Market under
the symbol "DATM." On             , 1997, the last reported sale price of the
Common Stock was $          per share. See "Price Range of Common Stock."
                               ------------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                   SEE "RISK FACTORS," COMMENCING ON PAGE 5.
                               ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================
                                                                                   PROCEEDS TO
                              PRICE TO        UNDERWRITING       PROCEEDS TO         SELLING
                               PUBLIC          DISCOUNT(1)       COMPANY(2)       STOCKHOLDERS
-------------------------------------------------------------------------------------------------
Per Share................         $                 $                 $                 $
-------------------------------------------------------------------------------------------------
Total(3).................         $                 $                 $                 $
=================================================================================================

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $          .

(3) The Company and a Selling Stockholder have granted to the Underwriters a 30-day option to purchase up to an aggregate of 255,000 additional shares of Common Stock, solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to
    Company and Proceeds to the Selling Stockholders will be $          ,
    $          , $          and $          , respectively. See "Underwriting."
                               ------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be made
available for delivery on or about             , 1997, at the office of the
agent of Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST
                        OPPENHEIMER & CO., INC.
                                             VAN KASPER & COMPANY
            , 1997

              [Schematic drawing of a fully integrated telecommunications network with wireless and wireline segments, showing Company's time synchronization devices at wireless base station, wireless network switches, GPS satellites, etc.]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

     The Company intends to furnish to its stockholders annual reports containing audited financial statements and quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year of the Company.

                               PROSPECTUS SUMMARY

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted herein, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment options. See "Underwriting."

                                  THE COMPANY

     Datum designs, manufactures and markets a wide variety of high-performance time and frequency products used to synchronize the flow of information in telecommunications networks and in numerous other applications. Utilizing its more than 28 years of experience with time and frequency standards, Datum supplies products that can provide accurate time to within a fraction of one second over 100,000 years. Datum serves the markets for high-precision time and frequency devices in the telecommunications industry which is rapidly expanding as a result of the conversion from analog to digital systems and the expansion of cellular and PCS networks. The Company invented the rubidium oscillator in 1971 and believes it currently supplies more than 80% of the high-precision, rubidium atomic clocks used in cellular and PCS network base stations. Datum is a major supplier of extremely precise cesium standards and GPS receivers that generate or capture time and frequency information for use in wireline telecommunications infrastructures.

     In addition to providing time and frequency products for telecommunications applications, Datum is a growing supplier of timing products used to ensure the integrity of information transmitted through enterprise computing networks. Datum also manufactures time and frequency devices for satellites, including GPS satellites which utilize the Company's cesium clocks to provide highly accurate timing and navigation information throughout the world. Finally, the Company provides time and frequency products and systems for a wide range of scientific and industrial test and measurement applications, including missile guidance, geographic mapping and electric utility operations.

     Customers for the Company's telecommunications products include Lucent Technologies, Inc. ("Lucent"), Motorola Corporation ("Motorola"), Hyundai Electronics Industries Co., MCI Communications, Inc., Symmetricom, Inc., AT&T Wireless Services, Inc. and telephone companies in Mexico, Australia, South Korea and Spain. Customers for the Company's other products include various U.S. government agencies and contractors, LM Ericsson Telephone Co., Hughes Information Systems, Inc., Boeing North American, Inc., TRW, Inc., Lockheed Martin Corporation and Northrop Grumman Corp.

     The Company applies its core understanding of time and frequency technology and its experience in manufacturing highly stable and accurate clocking devices to provide a wide range of products for telecommunications, enterprise computing and a variety of other commercial applications. The Company's strategy is to enhance its position as a leading, worldwide supplier of a broad range of time and frequency products utilizing its core competencies in the technology of rubidium and cesium atomic clocks and GPS satellite signal processing. Key aspects of this strategy include: (i) targeting high-growth sectors of the telecommunications markets, (ii) offering a broad range of uniquely tailored products, (iii) maintaining technological leadership in rubidium and cesium atomic clock technology and GPS satellite signal processing, (iv) expanding relationships with leading OEMs, (v) increasing international sales and (vi) pursuing strategic acquisitions and alliances.

     The Company was incorporated in California in 1959 and reincorporated in Delaware in 1987. Unless the context otherwise requires, the terms "Datum" and the "Company" refer to Datum Inc. and its wholly-owned subsidiaries. The Company maintains its executive offices at 9975 Toledo Way, Irvine, California 92618-1819, and its telephone number is (714) 380-8880.

                                  THE OFFERING

Common Stock Offered by the Company..........  1,000,000 shares
Common Stock Offered by the Selling
  Stockholders...............................  700,000 shares
Common Stock to be Outstanding After the
  Offering...................................  5,225,749 shares(1)
Use of Proceeds..............................  General corporate purposes, including working capital
Nasdaq National Market Symbol................  DATM

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                             YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------------
                                              1996       1995(2)      1994        1993        1992
                                            ---------   ---------   ---------   ---------   ---------
STATEMENT OF OPERATIONS DATA:
  Net sales...............................  $  91,854   $  67,257   $  30,897   $  24,593   $  27,340
  Operating income (loss).................      5,593       1,864       1,772         298        (962)
  Loss on discontinued operations.........                                                      1,750
  Net income (loss).......................  $   1,974   $      60   $     936   $      72   $  (2,207)
  Net income (loss) per share.............  $     .46   $     .02   $     .34   $     .03   $    (.89)
  Weighted average number of shares
     outstanding..........................  4,253,019   3,954,307   2,732,812   2,558,356   2,488,829

                                                                       DECEMBER 31, 1996
                                                                   --------------------------
                                                                   ACTUAL      AS ADJUSTED(3)
                                                                   -------     --------------
BALANCE SHEET DATA:
  Working capital................................................  $26,029         $
  Total assets...................................................   68,688
  Total long-term debt...........................................   17,318
  Total stockholders' equity.....................................   34,623

---------------
(1) Excludes (i) 574,474 shares subject to options outstanding as of December 31, 1996 under the Company's 1984 Stock Option Plan and 1994 Stock Incentive Plan at a weighted average exercise price of $7.45 per share and (ii) 75,000 shares issuable upon exercise of a warrant with an exercise price of $11.50 per share held by The Prudential Insurance Company of America (subject to adjustment in certain events).

(2) In March 1995, the Company acquired Efratom Time and Frequency Products, Inc. and Efratom Elektronik GmbH. As a result of the acquisition, the Company experienced an increase in all categories of sales and expenses.

(3) Adjusted to reflect the sale of the shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom at an
    assumed public offering price of $          per share and the exercise by
    the Prudential Insurance Company of America of a warrant for 100,000 shares of common stock at $11.50 per share. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     The following Risk Factors should be considered carefully, in addition to the other information in this Prospectus, before purchasing shares of the Common Stock offered hereby:

RISKS ASSOCIATED WITH THE COMPANY'S DEPENDENCE ON SMALL NUMBER OF CUSTOMERS.

     A small number of customers account for a substantial portion of the Company's net sales, and the Company expects that a limited number of customers will continue to represent a substantial portion of the Company's net sales for the foreseeable future. The Company's largest customer, Lucent, accounted for approximately 36% and 30% of net sales for the years ended December 31, 1996 and 1995, respectively. Further, the Company's five largest customers, including Lucent, accounted for approximately 53% and 46% of net sales during the same periods. See "Business -- Customers."

     Risk of Delay or Loss of Orders; Negotiating Leverage. The Company believes that its major customers continually evaluate whether to purchase time and frequency products from alternate or additional sources. Accordingly, there can be no assurance that a major customer will not reduce, delay or eliminate its purchases from the Company. Any such reduction, delay or loss of orders could have a material adverse effect on the Company's business, results of operations and financial condition. Major customers also have significant leverage and may attempt to change the terms, including pricing, upon which the Company and such customers do business, which could materially adversely affect the Company's business, results of operations and financial condition. Under the terms of the Company's supply agreement with Lucent, the Company has agreed to price reductions at specified times, most recently on January 1, 1997. In addition, many of the Company's customers, including Lucent, are original equipment manufacturers ("OEMs") for telecommunications service providers. As OEMs are pressured to reduce prices by service providers, the Company may be required to contractually commit to price reductions for its products before it knows how, or if, cost reductions can be obtained. If the Company is unable to achieve such cost reductions, the Company's gross margins could decline and such decline could have a material adverse effect on the Company's business, financial condition and results of operations. Also, several of the Company's larger customers, including Lucent and Motorola, require the Company to continue investing in statistical quality control programs to measure, maintain, and improve quality standards. The costs related to such programs may adversely affect the Company's ability to deliver product within cost expectations, in turn affecting the Company's business, financial condition and results of operations.

     Discrepancies Between Forecasted Orders and Actual Shipments. While the Company receives periodic order forecasts from its major customers, certain of these customers have no obligation to purchase the forecasted amounts. As a result of fluctuating market demand for major customers' equipment and such customers' attempts to minimize inventory, the Company has experienced and expects to continue experiencing rescheduling of shipments, creating discrepancies between forecasted orders and actual shipments. Such discrepancies have in the past resulted in significant increases in inventory and necessitated significant reductions in the Company's production staff. Specifically, Lucent operates its factories under a "just-in-time" system of inventory control to operate with a minimum of in-plant inventory. As a result, Lucent may from time to time require many of its vendors, including the Company, to delay delivery of product. The Company's contract with Lucent requires the Company to maintain significant work-in-progress and finished goods inventory to meet forecasted orders. To the extent Lucent or any of the Company's major customers do not purchase forecasted amounts, the Company could have excess levels of inventory and production staff. Such an excess of inventory or employees will increase the Company's expenses and the amount of the Company's resources invested in working capital, will reduce the Company's cash flow and may increase the risk of product obsolescence, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the manufacturing process of many of the Company's products requires significant post-manufacture aging time. As a result, it is difficult for the Company to increase production of many of its products on short notice.

The inability of the Company to satisfy customer orders could have a material adverse effect on the Company's relationships and future business with its customers. See "-- Potential Fluctuations in Quarterly Operating Results" and "-- Volatility of Stock Price."

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS.

     The Company has experienced, and expects to continue to experience, fluctuations in sales and operating results from quarter to quarter. As a result, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. In addition, there can be no assurance that the Company will maintain its current profitability in the future. A significant component of such quarterly fluctuations results from rescheduling of orders by the Company's major customers, in some cases due in part to the customers' attempts to minimize inventories. Other factors that could cause the Company's sales and operating results to vary significantly from period to period include: contractual price reductions on products sold to certain major customers; the time, availability and sale of new products; changes in the mix of products having differing gross margins; variations in manufacturing capacities, efficiencies and costs; the availability and cost of components; warranty expenses; and variations in product development and other operating expenses. In addition, the Company has experienced seasonality resulting in increased sales in its fourth quarter which the Company believes is due to increased year-end spending by its OEM customers and a higher level of sales activity in connection with year-end sales quotas. Accordingly, sales and net income for the first quarter of 1997 may be flat to slightly down from the fourth quarter of 1996. In addition, the sales cycles for many of the Company's products are often lengthy and unpredictable, and can range up to 36 months. Further, there can be no assurance that the Company will be successful in closing large transactions on a timely basis or at all. Accordingly, the timing of these transactions could cause additional variability in the Company's quarterly operating results. The Company's quarterly results of operations are also influenced by competitive factors, including pricing and availability of the Company's and competing time and frequency products. A large portion of the Company's expenses are fixed and difficult to reduce in a short period of time. If net sales do not meet the Company's expectations, the Company's fixed expenses would exacerbate the effect of such net sales shortfall on net income. Furthermore, announcements by the Company or its competitors regarding new products and technologies could cause customers to defer purchases of the Company's products. Order deferrals by the Company's customers, delays in the Company's introduction of new products and longer than anticipated sales cycles for the Company's products have in the past adversely affected the Company's quarterly results of operations. Due to all of the foregoing factors, as well as other unanticipated factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts or investors. In such event, the price of the Company's Common Stock may be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON WIRELESS TELECOMMUNICATIONS MARKETS.

     The Company derives a substantial portion of its net sales from the sale of cesium standards, rubidium oscillators and related systems for wireless communications networks, and the future success of the Company depends to a considerable extent upon the continued growth and increased availability of cellular and other wireless communications services in the United States and internationally. There can be no assurance that either subscriber use or the implementation of wireless communications services will continue to grow, or that such factors will create demand for the Company's products. The Company believes that continued growth in the use of wireless communications services depends on significant reductions in infrastructure capital equipment cost per subscriber and corresponding reductions in wireless service pricing. While the Federal Communications Commission ("FCC") has recently adopted regulations requiring local phone companies to reduce the rates charged to cellular carriers for connection to their wireline networks, it is anticipated that wireless service rates will remain higher than rates charged for traditional wireline service, which may reduce the demand for wireless services and the Company's products. The growth in the implementation of wireless communications services is also dependent upon both developed countries allowing continued deployment of new networks and developing countries deploying wireless communications networks as opposed to, or in addition to, constructing wireline infrastructures. See "-- Risks Associated with Government Regulations."

     Several of the Company's major customers, including Lucent, are suppliers to the emerging PCS market. The initial deployment of PCS networks has only recently begun, and there can be no assurance that the PCS market will grow at the anticipated rate or at all. The Company believes that many of the Company's customers for PCS network timing equipment are uncertain as to the rate of new sales in their markets. As a result of uncertainties in this market, the Company anticipates that customer orders, if any, will be unpredictable in size and frequency. Furthermore, even if the PCS market does experience future growth, there can be no assurance that the Company's products will be widely utilized in PCS networks. In addition, some of the Company's major customers are developing wireless networks utilizing CDMA technology. In the event that such technology does not gain widespread acceptance or the PCS market is dominated by a competing technology, the Company's customers may have reduced demand for the Company's products, which would materially adversely affect the Company's business, financial condition and results of operations. See
"Business -- Markets."

RAPID TECHNOLOGICAL CHANGE; NEW PRODUCT DEVELOPMENT.

     The telecommunications and enterprise computing markets, as well as the other markets for the Company's products, are characterized by rapidly changing technology, evolving industry standards and new product introductions and enhancements. Sales of the Company's time and frequency products depend in part on the continuing development and deployment of emerging telecommunications services and on such services requiring precise time and frequency control. There can be no assurance that new developments in telecommunications technology or the introduction of new communications protocols will not reduce the demand for precise timing products in the Company's markets. The Company is dependent to a significant extent upon its ability to enhance its existing products and to develop and introduce innovative new products on a timely basis that gain market acceptance. In addition, the Company is aware of other research and product development being undertaken by other companies and by academic institutions to further evolve smaller, lighter and less costly atomic clocks. For example, in 1995, Westinghouse Electric Corp. announced a research and development program for a miniature atomic clock which it claimed would be smaller and lighter than the Company's comparable products, at a lower cost. There can be no assurance that such product, or any other time and frequency product incorporating new technology, if and when available, will not be commercially successful and materially adversely affect the Company's results of operations.

     The Company's products compete with alternative technologies being introduced in the time and frequency markets. For example, the Company's rubidium oscillators compete primarily with less stable, lower-cost alternatives, such as GPS-disciplined quartz oscillators offered by other suppliers as well as by the Company. In the event that third parties were able to develop more stable quartz oscillators, competitive with the Company's rubidium oscillators, the Company's business and results of operations could be materially adversely affected. Hewlett-Packard Company ("Hewlett-Packard") has developed and currently markets a software enhanced quartz oscillator with performance characteristics between a traditional quartz oscillator and the Company's rubidium oscillator, at a similar price. In the event that Hewlett-Packard improves the performance of its product or decreases its price, the Company's business, financial condition and results of operations could be materially adversely affected.

     Although the Company maintains an active development program to improve its product offerings, there can be no assurance such efforts will be successful, that its new products will be developed on a timely basis and will achieve customer acceptance or that its customers' products will achieve market acceptance. Failure to develop, or introduce on a timely basis, new products or product enhancements that achieve market acceptance could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products or enhancing its existing products on a timely or cost-effective basis. See "Business -- Product Research and Development."

COMPETITION.

     Intense competition exists among manufacturers of time and frequency products, and the Company believes that competition in the Company's markets from both new and existing competitors will increase in the future. The Company competes principally in several specialized market segments against a limited number of companies, some of which are more established, enjoy higher name recognition and possess far greater financial, technological and marketing resources than the Company. The Company currently competes principally on the basis of the performance and quality of its products, including reliability, as well as on price and timely manufacture and delivery.

     In the cellular and PCS markets, the Company competes primarily with Hewlett-Packard and various other quartz oscillator manufacturers. In the wireline market, the Company competes primarily with Symmetricom, Inc., Hewlett-Packard and Oscilloquartz SA. In the enterprise computing market, the Company competes primarily with Tech-Sym Corp., Odetics, Inc. and True-Time, Inc. In the cesium standards market, the Company competes primarily with Hewlett-Packard and Frequency Electronics, Inc. In the rubidium oscillators market, the Company competes primarily with Frequency Electronics, Inc. In addition, certain companies, such as EG&G, Inc., that currently manufacture products exclusively for use in military applications, could enter commercial markets, and compete directly with the Company. There can be no assurance that the Company will be able to compete successfully in the future against existing or new competitors, that new technologies will not reduce the demand for its products or that it will be able to adapt successfully to changes in the markets served by its products. In addition, there can be no assurance that competitive pressures will not cause the Company to reduce prices, which would negatively affect gross margins. See "Business -- Competition".

DEPENDENCE ON KEY PERSONNEL; ANTICIPATED RETIREMENT OF CHIEF EXECUTIVE OFFICER.

     The Company's success depends upon the continued services of its key management personnel. The Company's key personnel, including technical personnel, would be difficult to replace and are not parties to employment or noncompetition agreements. The Company's growth and future success will depend in large part upon its ability to attract and retain additional highly qualified engineering, sales and marketing personnel. In certain of the Company's locations, the Company has experienced difficulty in attracting and retaining highly qualified technical personnel. The loss of technical personnel who become known and trusted by customers of the Company can have an adverse impact on the Company's relationships with such customers. Delay in adding appropriately trained personnel can lead to program delays, higher product costs, and customer dissatisfaction.

     It is anticipated that Louis B. Horwitz, the Company's President and Chief Executive Officer, and Chairman of the Company's Board of Directors, will retire in the near future. While the Company is currently conducting a search for a new President and Chief Executive Officer, there can be no assurance that the Company will be able to retain a suitable successor in a timely manner. See "Management."

MANAGEMENT OF GROWTH.

     The Company has experienced a period of significant growth and has recently expanded the scope of its operations and the number of employees in many of its functional areas. The Company's ability to manage any future growth and compete effectively will require it to enhance its operational, financial and management systems, and to expand its facilities and manufacturing capacity. For example, as a result of increases in orders beyond its customers' previously forecasted amounts, the Company is currently experiencing difficulty manufacturing and testing certain products quickly enough to fill orders and is currently behind on certain of its delivery schedules. To meet current and anticipated demand, the Company must increase the rate at which it manufactures these products and there can be no assurance that the Company will be able to successfully increase its manufacturing rate in a timely manner. Although the Company is not aware of any order reductions as a result of these delays, such delays, if they continue or recur, increase the risk that customers will reduce or cancel orders and seek to meet all or a portion of their needs from the Company's competitors. Rapid and substantial manufacturing expansion could strain the Company's quality control, delivery and customer support systems if the capability of such systems is not improved and expanded. The Company will be required to increase staffing and other expenses as well as its expenditures on capital equipment and leasehold improvements in order to meet increased demands of its customers and to enter new markets. In particular, the Company must carefully manage production and inventory levels to meet increasing product demand, fluctuating customer orders and new product introductions. Inaccuracies in demand forecasts can quickly result in either insufficient or excessive inventories and disproportionate overhead expenses. The failure of the Company to manage effectively any future growth could have a material adverse effect on the Company's business, operating results and financial condition.

CONSUMMATION AND INTEGRATION OF FUTURE ACQUISITIONS.

     The Company plans to continue growing through strategic acquisitions of complementary products, technologies and businesses. Successful implementation of this strategy will be dependent upon the Company's ability to identify and acquire suitable acquisition candidates and manage and integrate the operations of such acquisitions. Competition for acquisition candidates is intensifying within the telecommunications industry and may result in the inflation of purchase prices which exceed the Company's financial capability or could otherwise inhibit its acquisition program or adversely affect the Company's business, financial condition and operating results. In addition, the consummation of any such acquisitions would be subject to the consent of the Company's lenders. There can be no assurance that the Company will be able to identify and acquire suitable additional candidates. Furthermore, even if additional acquisitions are consummated, there can be no assurance that the Company will be successful in managing and integrating such acquisitions. In addition, growth through acquisitions will place additional demands on the Company's management and resources.

RISKS OF DOING BUSINESS IN INTERNATIONAL MARKETS.

     In 1996, 1995 and 1994, international revenues accounted for approximately 22%, 19% and 24%, respectively, of the Company's net sales. The Company expects that international revenues will continue to account for a significant percentage of the Company's net sales for the foreseeable future.

     Factors Affecting International Markets. As a result of conducting business internationally, the Company is subject to various risks, which include: a greater difficulty of administering its business globally; compliance with multiple and potentially conflicting regulatory requirements such as export requirements, tariffs and other barriers; differences in intellectual property protections; health and safety requirements; difficulties in staffing and managing foreign operations; longer accounts receivable cycles; currency fluctuations; restrictions against the repatriation of earnings; export control restrictions; overlapping or differing tax structures; political and economic instability and general trade restrictions. There can be no assurance that any of the foregoing factors will not have a material adverse effect on the Company's business, results of operations and financial condition. There also can be no assurance that foreign markets for the Company's products will not develop more slowly than currently anticipated. Foreign countries may decide not to construct wireless or wireline communications systems, place moratoriums on building base stations or terminate or delay construction of such systems for a variety of reasons, including environmental issues, economic downturns, the availability of favorable pricing for other communications services or the availability and cost of related equipment. Any such action by foreign countries would reduce the market for the Company's products, which would materially adversely affect the Company's business, results of operations and financial condition. See "Business -- Marketing, Distribution and International Sales."

     Risks Associated with Currency Fluctuations. The Company's foreign sales are generally invoiced in U.S. dollars and, accordingly, the Company does not currently engage in foreign currency hedging transactions. However, as the Company continues to expand its international operations, the Company may be paid in foreign currencies and exposure to losses in foreign currency transactions may increase. The Company may choose to limit such exposure by the purchase of forward foreign exchange contracts or through similar hedging strategies. There can be no assurance that any currency hedging strategy would be successful in avoiding exchange-related losses. In addition, if the relative value of the U.S. dollar in comparison to the currency of the Company's foreign customers should increase, the resulting effective price increase of the Company's products to such foreign customers could result in decreased sales which could have a material adverse impact on the Company's business, results of operations and financial condition.

NEED FOR ADDITIONAL CAPITAL.

     The Company requires substantial working capital to fund its business, particularly to finance inventories and accounts receivable and for capital expenditures. The Company believes that the net proceeds from this offering, together with existing cash balances, funds expected to be generated from operations and available credit facilities will be adequate to fund its operations for at least the next 12 months. There can be no assurance, however, that the Company will not require additional debt or equity financing during such period or thereafter. Further, there can be no assurance that additional financing, if required, will be available to the Company on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, scale back or eliminate its research and development or manufacturing programs or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its technologies or potential products or other assets. Accordingly, the inability to obtain or difficulty in obtaining such financing could have a material adverse effect on the Company's business, results of operations and financial condition.

LACK OF SIGNIFICANT PATENT PROTECTION; INFRINGEMENT RISKS.

     Although the Company has patent protection on certain aspects of its technology, it relies primarily on trade secrets, copyrights and contractual provisions to protect its proprietary rights. There can be no assurance that these protections will be adequate to protect its proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology or that the Company can maintain such technology as trade secrets. There also can be no assurance that any patents the Company possesses will not be invalidated, circumvented or challenged. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as the laws of the United States. The failure of the Company to protect its intellectual property rights could have a material adverse effect on the Company's business, operating results and financial condition.

     There can be no assurance that patent or other intellectual property infringement claims will not be asserted against the Company in the future. Although patent and intellectual property disputes may be settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and there can be no assurance that necessary licenses would be available to the Company on satisfactory terms or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling certain of its products, which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, should the Company decide to, or be forced to, litigate such claims, such litigation could be expensive and time consuming, could divert management's attention from other matters or could otherwise have a material adverse effect on the Company's business, operating results and financial condition, regardless of the outcome of the litigation. See "Business -- Intellectual Property Rights."

DEPENDENCE ON COMPONENT AVAILABILITY AND KEY SUPPLIERS.

     The Company currently procures various components from single-sources due to unique component designs as well as certain quality and performance requirements. If single-sourced components were to become unavailable or were to become unavailable on terms satisfactory to the Company, the Company would be required to purchase comparable components from other sources. If for any reason the Company could not obtain comparable replacement components from other sources in a timely manner, the Company's business, results of operations and financial condition could be adversely affected. In addition, many of the Company's suppliers require long lead-times to deliver requested quantities of components. If the Company were unable to obtain sufficient quantities of components used in the manufacture of its time or frequency products, resulting delays or reductions in product shipments could occur and could have a material adverse effect on the Company's business, results of operations and financial condition. Due to rapid changes in semiconductor and other technology, on occasion one or more of the electronic components used in the Company's products have become unavailable, resulting in unanticipated redesign and related delays in shipments. There can be no assurance that the Company will not experience similar delays in the future, the occurrence of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

RISKS ASSOCIATED WITH GOVERNMENT REGULATIONS.

     The Company's business is subject to various U.S. federal and state laws, regulations, agency actions, court decisions as well as international laws and regulations.

     Environmental Regulations. The Company is subject to a variety of local, state, federal and international government regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. The failure to comply with current or future regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations. Corrective action could require the Company to undertake expensive remediation efforts or to incur substantial other expenses. Any failure by the Company to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject the Company to significant liabilities, including joint and several liability under certain statutes. The imposition of such liabilities could materially adversely affect the Company's business, results of operations and financial condition. In addition, the installation of base stations by wireless service providers or the expansion of wireline networks may be delayed or restricted by various environmental regulations, land use restrictions and zoning ordinances. Any such delay or restriction could have a material adverse effect on the Company's business, results of operations and financial condition.

     In late 1996, the Company received notice from the owner of premises in Austin, Texas that had previously been occupied by Austron, Inc., the Company's wireline operation, prior to the Company's acquisition of Austron in 1988. The property owner claims, among other things, that the soil at the site contains the same contaminants as were previously remediated by Austron in connection with its vacating the site in 1983. The Company is in the early stages of evaluating the situation. Although there can be no assurance that the property owner's claims or any related governmental action will not have a material adverse effect on the Company's business, financial condition and results of operations the Company believes that it will not have any such effect. See "Business -- Legal Proceedings."

     Government Regulation of Communications Industry. Wireless transmissions and emissions, and certain equipment used in connection therewith, are regulated in the United States and internationally. The enactment by federal, state, local or foreign governments of new laws or regulations or a change in the interpretation of existing regulations could adversely affect the market for the Company's products. There can be no assurance that the current trend toward deregulation and regulatory developments favorable to the promotion of new and expanded wireless and wireline services will continue or that other future regulatory changes will have a positive impact on the Company. The increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past caused, and may in the future cause, the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers. These delays could have a material adverse effect on the Company's business, results of operations and financial condition.

U.S. GOVERNMENT BUSINESS.

     The Company's business with the U.S. government, both direct and indirect through other government contractors, accounted for approximately 15%, 22% and 32% of net sales for 1996, 1995 and 1994, respectively. This business is subject to various risks, including unpredictable reductions in funds available for the Company's projects and contract termination at the convenience of the government. A significant portion of the Company's U.S. government business is also subject to reduction or termination due to government policy changes, such as reductions in military defense spending. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VOLATILITY OF STOCK PRICE.

     The trading price of the Company's Common Stock has been, and in the future could be, subject to wide fluctuations in response to variations in quarterly operating results of the Company and its customers and competitors, the gain or loss of significant contracts, changes in management, announcements of technological innovations or new product developments by the Company or its competitors, changes in analysts' estimates of the Company's financial performance, changes in telecommunications industry standards, legislative or regulatory changes, general industry trends, worldwide economic and financial conditions and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market price for many high technology companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations and other factors may adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock."

POTENTIAL EFFECT OF ANTI-TAKEOVER PROVISIONS.

     The Company's Restated Certificate of Incorporation, as amended (the "Restated Certificate") provides for a Board of Directors with staggered terms, which may discourage or prevent certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices. In addition, pursuant to the Restated Certificate, the Board of Directors is authorized to approve the issuance of shares of currently undesignated Preferred Stock, to determine the price, powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed on any unissued series of that Preferred Stock, and to fix the number of shares constituting any such series and the designation of such series, without any vote or future action by the stockholders. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Common Stock. Certain provisions of Delaware law applicable to the Company could have the effect of delaying, deferring or preventing a change in control of the Company. It is possible that the staggered board, undesignated Preferred Stock and the Delaware law may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock. Further, the terms of the Stockholder's Agreement between the Company and Efratom Holding, Inc., a wholly-owned subsidiary of Ball Corporation, impose certain limitations on Efratom Holding, Inc.'s and its affiliates purchase of additional shares of the Company and their participation in a solicitation of proxies in opposition to the Board of Directors of the Company.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS.

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact included in this Prospectus, including, without limitation, the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding: the Company's ability to design, develop, manufacture and market products; the ability of the Company's products to maintain commercial acceptance; the Company's ability to achieve new product commercialization; the anticipated growth of its target markets; its ability to maintain profitability; and other matters are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are set forth in these "Risk Factors," as well as elsewhere in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company hereby, assuming a public offering price of $
per share, after deducting underwriting discounts and commissions and estimated
offering expenses, are estimated to be approximately ($          if the
over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. The Company intends to use the proceeds of the offering for general corporate purposes, including working capital. In addition, the Company may use a portion of such proceeds for acquisitions of complementary products, technologies or businesses, although there are currently no commitments or agreements with respect to any material acquisition. Any such acquisition would require approval of the Company's lenders.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market ("NNM") under the symbol "DATM." The following table sets forth for the periods indicated the range of high ask and low bid prices for the Common Stock.

                                                                           HIGH       LOW
                                                                           ----       ----
    YEAR ENDED DECEMBER 31, 1995
    1st Quarter..........................................................  $12  1/8   $  8 1/2
    2nd Quarter..........................................................   16  1/4     10 1/4
    3rd Quarter..........................................................   19  1/8     10 3/8
    4th Quarter..........................................................   12  7/8      8 1/4

    YEAR ENDED DECEMBER 31, 1996
    1st Quarter..........................................................   11  3/8      8 3/8
    2nd Quarter..........................................................   15  3/4      8 7/8
    3rd Quarter..........................................................   12  1/8      7 1/4
    4th Quarter..........................................................   17  5/8     10 3/8

    YEAR ENDING DECEMBER 31, 1997
    1st Quarter (through February 20, 1997)..............................   24  1/2     15

     On February   , 1997, the last reported closing price of the Common Stock
on the NNM was $          per share. As of February 18, 1997, the Company had
416 holders of record of Common Stock.

                                DIVIDEND POLICY

     It is the policy of the Company to retain earnings to finance the future growth and development of its business. Therefore, the Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. In addition, the Company's existing credit arrangements restrict the Company from paying cash dividends.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1996, and as adjusted to reflect the sale of 1,000,000 shares of Common Stock offered by the Company hereby and the exercise of a warrant to purchase 100,000 shares of Common Stock by one of the Selling Stockholders,
assuming a public offering price of $          per share, after deducting
estimated underwriting discounts and commissions and offering expenses payable by the Company, and the application of the estimated net proceeds therefrom.

                                                                            DECEMBER 31, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS,
                                                                           EXCEPT SHARE DATA)
Current portion of long-term debt......................................  $    41       $
                                                                         =======       =======
Long-term debt, excluding current portion..............................  $17,318       $
                                                                         -------       -------
Stockholders' equity:
     Preferred Stock, 1,000,000 shares authorized, no shares issued or
      outstanding......................................................       --            --
     Common Stock, 10,000,000 shares authorized, 4,091,291 shares issued and outstanding(1)(2); 5,191,291 shares issued and
      outstanding as adjusted(1)(3)....................................    1,023
     Additional paid-in capital........................................   25,845
                                                                                       -------
     Retained earnings.................................................    7,956
                                                                                       -------
     Cumulative translation adjustment.................................     (201)
                                                                         -------       -------
     Total stockholders' equity........................................   34,623
                                                                         -------       -------
          Total capitalization.........................................  $51,941       $
                                                                         =======       =======

---------------
(1) Excludes 574,474 shares subject to options outstanding as of December 31, 1996 under the Company's 1984 Stock Option Plan and 1994 Stock Incentive Plan at a weighted average exercise price of $7.45 per share.

(2) Excludes 175,000 shares issuable upon exercise of a warrant with an exercise price of $11.50 per share held by The Prudential Insurance Company of America (the "Prudential Warrant").

(3) Excludes 75,000 shares issuable upon exercise of the balance of the Prudential Warrant (subject to adjustment).

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data has been derived from the financial statements of the Company audited by Price Waterhouse LLP, independent accountants. The consolidated balance sheet at December 31, 1996 and 1995 and the related consolidated statements of operations and of cash flows for the three years ended December 31, 1996 and notes thereto appear elsewhere in this Prospectus.

                                                             YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------------
                                              1996       1995(1)      1994        1993        1992
                                            ---------   ---------   ---------   ---------   ---------
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales.................................  $  91,854   $  67,257   $  30,897   $  24,593   $  27,340
Costs and expenses:
  Cost of goods sold......................     56,285      40,010      17,491      14,663      17,704
  Selling.................................     12,182       9,836       5,206       4,461       4,561
  Product development.....................      7,667       7,087       2,494       1,877       1,819
  General and administrative(2)...........     10,127       8,460       3,934       3,294       4,218
                                            ---------   ---------   ---------   ---------   ---------
  Operating income (loss).................      5,593       1,864       1,772         298        (962)
                                            ---------   ---------   ---------   ---------   ---------
  Loss on discontinued
     operations...........................                                                      1,750
  Interest expense........................      2,255       1,667         241         209         294
  Interest income.........................         (7)        (17)        (15)         (7)         (4)
                                            ---------   ---------   ---------   ---------   ---------
Income (loss) before income taxes.........      3,345         214       1,546          96      (3,002)
Income tax provision (benefit)............      1,371         154         610          24        (795)
                                            ---------   ---------   ---------   ---------   ---------
Net income (loss).........................  $   1,974   $      60   $     936   $      72   $  (2,207)
                                            =========   =========   =========   =========   =========
Net income (loss) per share...............  $     .46   $     .02   $     .34   $     .03   $    (.89)
                                            =========   =========   =========   =========   =========
Weighted average number of shares
  outstanding.............................  4,253,019   3,954,307   2,732,812   2,558,356   2,488,829

                                                                  DECEMBER 31,
                                            ---------------------------------------------------------
                                              1996        1995        1994        1993        1992
                                            ---------   ---------   ---------   ---------   ---------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital.........................  $  26,029   $  12,310   $   8,684   $   7,299   $   6,261
  Total assets............................     68,688      66,137      24,578      23,185      23,877
  Long-term debt..........................     17,318       7,938          50          70         307
  Stockholders' equity....................     34,623      31,313      16,883      15,639      15,325

---------------
(1) In March 1995, the Company acquired Efratom Time and Frequency Products, Inc. and Efratom Elektronik GmbH. As a result of the acquisition, the Company experienced an increase in all categories of sales and expenses.

(2) Includes $1.5 million and $1.1 million for 1996 and 1995, respectively, of amortized goodwill and increased depreciation resulting from the step-up of the assets purchased in the March 1995 acquisition of Efratom.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein.

OVERVIEW

     Datum designs, manufactures and markets a wide variety of high-performance time and frequency products used to synchronize the flow of information in telecommunications networks. The Company is also a leading supplier of precise timing products for enterprise computing networks and a wide variety of space, scientific and industrial test and measurement applications.

     The Company was formed in 1959 and has grown its operations through acquisitions and internal product development. In 1983, the Company acquired its cesium standards operation and, in the process, commenced its evolution from a company primarily supplying timing equipment for military applications to a manufacturer of a broad range of time and frequency products for telecommunications and other applications. In 1986, the Company acquired the business that is now enterprise computing and in 1988, it acquired its current wireline business. In March 1995, the Company acquired Efratom Time and Frequency Products, Inc. and Efratom Elektronik GmbH (collectively "Efratom"), the inventor and leading manufacturer of rubidium oscillators used in cellular and PCS networks. As a result of its acquisition of Efratom, the Company now manufactures each class of time and frequency products in wide-spread commercial use: cesium standards, rubidium oscillators, quartz oscillators and GPS timing receivers.

     The Company serves the markets for high-precision time and frequency devices in the telecommunications industry which is rapidly expanding as a result of the conversion of analog to digital systems. The Company believes it currently supplies more than 80% of the rubidium atomic clocks used in cellular and PCS network base stations. The Company also provides extremely stable cesium standards and GPS receivers that generate and capture timing and frequency products for use in wireline telecommunications networks. In addition to providing time and frequency standards for telecommunications applications, the Company is a growing supplier of timing products used to ensure the integrity of information transmitted through enterprise computing networks. The Company also manufactures frequency sources for satellites, including GPS satellites that utilize the Company's cesium clocks to provide highly accurate timing and navigation information throughout the world. Finally, the Company provides time and frequency products and systems for a wide range of scientific and industrial test and measurement applications, including missile guidance, geographic mapping and electric utility operations.

     A small number of customers account for a substantial portion of the Company's net sales and the Company expects that a limited number of customers will continue to represent a substantial portion of the Company's net sales for the foreseeable future. The Company's largest customer, Lucent, accounted for approximately 36% and 30% of net sales for the fiscal years ended December 31, 1996 and 1995. Further, the Company's five largest customers, including Lucent, accounted for approximately 53% and 46% of net sales during the same periods. For a more detailed discussion of the risks associated with the Company's concentrated customer base, see "Risk Factors -- Risks Associated with the Company's Dependence on Small Number of Customers."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain income and expense items expressed as a percentage of the Company's net sales. These percentages are derived from the Company's financial statements included elsewhere in this Prospectus.

                                                                 PERCENTAGE OF NET SALES
                                                              -----------------------------
                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                              1996        1995        1994
                                                              -----       -----       -----
    Net sales...............................................  100.0%      100.0%      100.0%
                                                              -----       -----       -----
    Costs and expenses
         Cost of goods sold.................................   61.3%       59.5%       56.6%
         Selling............................................   13.3%       14.6%       16.8%
         Product development................................    8.3%       10.5%        8.1%
         General and administrative.........................   11.0%       12.6%       12.7%
         Interest, net......................................    2.5%        2.5%        0.8%
                                                              -----       -----       -----
    Income before income taxes..............................    3.6%        0.3%        5.0%
    Income tax provision....................................    1.5%        0.2%        2.0%
                                                              -----       -----       -----
    Net income..............................................    2.1%        0.1%        3.0%
                                                              =====       =====       =====

  Years Ended December 31, 1996 and December 31, 1995

     Introductory Note. Results of operations of the Company in 1995 include only 41 weeks of operations of Efratom which was acquired in March 1995. Due to the acquisition, the Company experienced significant increases (in absolute terms) in net sales, cost of goods sold, selling expense, product development expense, and general and administrative expense, in the year ended December 31, 1996 from the year ended December 31, 1995.

     Net Sales. The Company's net sales are derived primarily from the sale of time and frequency products for use in telecommunications networks, enterprise computing networks, satellites and in a variety of other test and measurement applications. The Company's net sales increased 36.6% from $67.3 million in 1995 to $91.9 million in 1996. This increase was primarily the result of the acquisition of Efratom and increased sales into each of the Company's principal markets. In particular, net sales were positively impacted as a result of increased sales of rubidium oscillators into the cellular and PCS wireless telecommunications markets. The Company's sales in the wireline network market also showed significant growth, largely due to increased international sales.

     Direct and indirect sales to the United States government decreased 6.5% from $14.8 million in 1995 to $13.9 million in 1996, constituting approximately 22% and 15% of net sales, respectively. Government-related contracts and subcontracts are subject to standard provisions for termination at the convenience of the government. In such event, however, the Company is generally entitled to reimbursement of costs incurred on the basis of work completed plus other amounts specified in each individual contract. The Company anticipates that its risks of contract termination for convenience will decrease as it continues to concentrate its selling efforts in other sectors of the economy. See "Risk Factors -- U.S. Government Business."

     Gross Margins. Gross margins are derived from net sales and cost of goods sold, which consists primarily of raw materials, labor, overhead and warranty costs. Gross margins were 40.5% and 38.7% in 1995 and 1996, respectively. The decrease in gross margins in 1996 was primarily the result of Lucent accounting for an increased percentage of the Company's net sales and price reductions on certain products purchased by Lucent pursuant to the terms of its supply agreement with the Company. The decrease was partially offset by increased margins on certain of the Company's other product lines. Gross margins can be adversely affected by a number of factors, including pricing pressure from the Company's customers and the difficulty of reducing fixed expenses in connection with the reschedul-ing of customer orders. See "Risk Factors -- Risks Associated with the Company's Dependence on a Small Number of Customers," and "-- Potential Fluctuations in Quarterly Operating Results."

     Selling Expense. Selling expense consists primarily of sales commissions paid to the Company's third-party representatives and distributors and salaries and other expenses for its sales and marketing personnel. Selling expense as a percentage of net sales was 14.6% and 13.3% in 1995 and 1996, respectively. The decrease in selling expense as a percentage of net sales between 1995 and 1996 resulted from increased sales to Lucent and other OEM customers which involve substantially lower commission rates. Selling expense increased by 23.9% from $9.8 million in 1995 to $12.2 million in 1996, primarily as a result of increased net sales and the creation of the Company's international sales division in 1996.

     Product Development. Product development expense consists primarily of salary, applied overhead, materials and third-party design services. Product development expense increased 8.2% from $7.1 million in 1995 to $7.7 million in 1996, and decreased as percentage of net sales from 10.5% in 1995 to 8.3% in 1996. The dollar increase resulted from the commencement of development programs in 1996 to improve certain products through new chip designs and software development. The Company believes that these and other product development projects will result in increased expenses as a percentage of net sales in 1997. Failure to develop, or introduce on a timely basis, new products or product enhancements that achieve market acceptance could materially adversely affect the Company's business, financial condition and results of operations. See "Risk Factors -- Rapid Technological Change; New Product Development."

     General and Administrative. General and administrative expense consists primarily of salaries and other expenses for management, finance, accounting and human resources, as well as amortization of goodwill and depreciation charges. General and administrative expense increased by 19.7% from $8.5 million in 1995 to $10.1 million in 1996, and decreased as a percentage of net sales from 12.6% in 1995 to 11.0% in 1996. Includes $1.5 million and $1.1 million for 1996 and 1995, respectively, of amortized goodwill and increased depreciation resulting from the step-up of the assets purchased in the March 1995 acquisition of Efratom. In addition, 1995 general and administrative expense was adversely affected by employee relocation, termination costs and moving expenses relating to the Company's 1995 consolidation of its timing and GPS receiver product lines.

     Interest, Net. Interest expense increased 35.3% from $1.7 million in 1995 to $2.2 million in 1996, primarily as a result of a full year of interest in 1996 versus a partial year of interest in 1995 associated with indebtedness incurred in connection with the acquisition of Efratom in March 1995.

  Years Ended December 31, 1995 and December 31, 1994

     Introductory Note. As a result of its March 1995 acquisition of Efratom, the Company experienced significant increases (in absolute terms) in net sales, cost of goods sold, selling expense, product development expense and general and administrative expense in the year ended December 31, 1995 from the year ended December 31, 1994.

     Net Sales. Net sales increased by 118% from $30.1 million in 1994 to $67.3 million in 1995, primarily as a result of the Company's acquisition of Efratom. Not including the acquisition-related increase, net sales increased by $1.0 million. Direct and indirect sales to the United States government increased by 47.5% from $10.0 million in 1994 to $14.8 million in 1995, primarily as a result of the acquisition.

     Gross Margins. Gross margins were 43.4% and 40.5% in 1994 and 1995, respectively. Gross margins were adversely affected in 1995 as a result of inventory valuation adjustments and, to a lesser extent, by the addition of wireless telecommunication products in connection with the acquisition of Efratom.

     Selling Expense. Selling expense as a percentage of net sales was 16.8% and 14.6% in 1994 and 1995, respectively. The decrease was primarily the result of the acquisition of Efratom and the related increase in sales to large OEMs, which sales have lower commission-related expenses.

     Product Development. Product development expense as a percentage of net sales was 8.1% and 10.5% in 1994 and 1995, respectively, resulting from Efratom's higher research and development costs, as a percentage of net sales.

     General and Administrative. General and administrative expense as a percentage of net sales was 12.7% and 12.6% in 1994 and 1995, respectively. The decrease was primarily the result of net sales growing faster than general and administrative expenses.

     Interest, Net. Interest expense increased from $241 thousand in 1994 to $1.7 million in 1995, as a result of increased indebtedness incurred in connection with the acquisition of Efratom in 1995.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following tables present unaudited quarterly financial information for each quarter since the acquisition of Efratom. The information has been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements appearing elsewhere in this Prospectus and includes all necessary adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the unaudited quarterly results when read in conjunction with the audited consolidated financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus. These operating results are not necessarily indicative of results that may be expected for any subsequent periods.

                                                                  QUARTER ENDED
                                   ---------------------------------------------------------------------------
                                   DEC. 31,   SEPT. 30,   JUNE 30,   MAR. 31,   DEC. 31,   SEPT. 30,  JUNE 30,
                                     1996       1996        1996       1996       1995       1995       1995
                                   --------   ---------   --------   --------   --------   ---------  --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales........................  $ 27,497    $ 24,507   $ 20,248   $ 19,602   $ 21,965    $ 18,607  $ 16,853
                                   --------    --------   --------   --------   --------    --------  --------
Costs and expenses
  Cost of goods sold.............    17,103      15,203     12,268     11,711     13,962      11,215     9,283
  Selling........................     3,592       2,944      2,946      2,700      3,008       2,709     2,523
  Product development............     1,857       1,895      1,882      2,033      1,894       1,963     2,288
  General and administrative.....     2,664       2,843      2,319      2,301      3,243       2,010     1,995
  Interest, net..................       600         523        576        549        534         473       517
                                   --------    --------   --------   --------   --------    --------  --------
                                     25,816      23,408     19,991     19,294     22,641      18,370    16,606
                                   --------    --------   --------   --------   --------    --------  --------
Income (loss) before income
  taxes..........................     1,681       1,099        257        308       (676)        237       247
                                   ========    ========   ========   ========   ========    ========  ========
Net income (loss)................  $    992    $    649   $    151   $    182   $   (465)   $    140  $    145
                                   ========    ========   ========   ========   ========    ========  ========
Net income (loss) per share......  $   0.23    $   0.15   $   0.04   $   0.04   $  (0.12)   $   0.03  $   0.03
                                   ========    ========   ========   ========   ========    ========  ========

                                                          AS A PERCENTAGE OF NET SALES
                                   ---------------------------------------------------------------------------
Net sales........................     100.0%      100.0%     100.0%     100.0%     100.0%      100.0%    100.0%
Costs and expenses
  Cost of goods sold.............      62.2        62.0       60.6       59.7       63.6        60.3      55.1
  Selling........................      13.1        12.0       14.5       13.8       13.7        14.6      15.0
  Product development............       6.8         7.7        9.3       10.4        8.6        10.5      13.6
  General and administrative.....       9.7        11.6       11.5       11.7       14.8        10.8      11.8
  Interest, net..................       2.1         2.1        2.8        2.8        2.4         2.5       3.0
                                      -----       -----      -----      -----      -----       -----     -----
                                       93.9        95.5       98.7       98.4      103.1        98.7      98.5
                                      =====       =====      =====      =====      =====       =====     =====
Income (loss) before income
  taxes..........................       6.1         4.5        1.3        1.6       (3.1)        1.3       1.5
                                      =====       =====      =====      =====      =====       =====     =====
Net income (loss)................       3.6%        2.6%       0.7%       0.9%      (2.1)%       0.8%      0.9%
                                      =====       =====      =====      =====      =====       =====     =====

     Net Sales. Net sales grew substantially over the seven-quarter period, with significant quarter-to-quarter fluctuations. In the third and fourth quarters of 1996, Lucent, the Company's largest customer, substantially increased its orders due to the expanded deployment of cellular and PCS systems. Recently, the Company has experienced seasonality resulting in increased sales in its fourth quarter which the Company believes is due to increased year-end spending by its OEM customers and a higher level of sales activity in connection with year-end sales quotas. Accordingly, the Company expects that its sales and net income for the first quarter of 1997 may be flat to slightly down from the fourth quarter of 1996.

     Gross Margins. Gross margins have declined slightly over the seven-quarter period. Gross margins have declined as a result of increased sales to Lucent which have lower margins due to contractual commitments. In addition, gross margins decreased in the fourth quarter of 1995 as a result of inventory writedowns in that quarter related to the consolidation of the Company's timing and GPS receiver product lines.

     General and Administrative. General and administrative expense remained relatively stable as a percentage of sales over the seven-quarter period, except for the fourth fiscal quarter of 1995 in which expenses were incurred for the combination of the timing and GPS receiver product lines. One-time costs associated with combining these product lines created a loss in this quarter.

     The Company has experienced, and expects to continue to experience, fluctuations in sales and operating results from quarter to quarter. As a result, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. In addition, there can be no assurance that the Company will maintain its current profitability in the future. A significant component of such quarterly fluctuations results from rescheduling of orders by the Company's major customers, in some cases due in part to the customers' attempts to minimize inventories. Other factors that could cause the Company's sales and operating results to vary significantly from period to period include: contractual price reductions on products sold to certain major customers; the time, availability and sale of new products; changes in the mix of products having differing gross margins; variations in manufacturing capacities, efficiencies and costs; the availability and cost of components; warranty expenses; and variations in product development and other operating expenses. In addition, the Company has experienced seasonality resulting in increased sales in its fourth quarter which the Company believes is due to increased year-end spending by its OEM customers and a higher level of sales activity in connection with year-end sales quotas. Accordingly, sales and net income for the first quarter of 1997 may be flat to slightly down from the fourth quarter of 1996. In addition, the sales cycles for many of the Company's products are often lengthy and unpredictable, and can take up to 36 months. Further, there can be no assurance that the Company will be successful in closing large transactions on a timely basis or at all. Accordingly, the timing of these transactions could cause additional variability in the Company's quarterly operating results. The Company's quarterly results of operations are also influenced by competitive factors, including pricing and availability of the Company's and competing time and frequency products. A large portion of the Company's expenses are fixed and difficult to reduce in a short period of time. If net sales do not meet the Company's expectations, the Company's fixed expenses would exacerbate the effect of such net sales shortfall. Furthermore, announcements by the Company or its competitors regarding new products and technologies could cause customers to defer purchases of the Company's products. Order deferrals by the Company's customers, delays in the Company's introduction of new products and longer than anticipated sales cycles for the Company's products have in the past materially adversely affected the Company's quarterly results of operations. Due to the foregoing factors, as well as other unanticipated factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts or investors. In such event, the price of the Company's Common Stock would be materially adversely affected. See "Risk Factors -- Potential Fluctuations in Quarterly Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

     The Company finances its operations primarily through a combination of cash provided from operations, a commercial bank line of credit and long-term debt.

     Cash provided by operations was approximately $6.7 million in 1996, compared to cash used for operations of approximately $140 thousand in 1995 and cash provided by operations of approximately $372 thousand in 1994. Cash flows in 1995 were adversely affected by greater working capital needs in connection with the acquisition of Efratom. The increase in cash provided by operations in the year ended December 31, 1996 was primarily the result of increased profitability and a decrease in inventory values.

     Capital expenditures were approximately $2.7 million, $2.9 million and $766 thousand in 1996, 1995 and 1994, respectively. The increase from 1994 to 1995 was primarily the result of the Efratom acquisition.

     At December 31, 1996, the Company had working capital of $26.0 million and a current ratio of 2.9:1, compared to working capital of $12.3 million and a current ratio of 1.5:1 at December 31, 1995. The increase in working capital is primarily due to the long-term financing arrangements completed by the Company on September 27, 1996, in which the Company converted its debt to $18.0 million of long-term debt instruments provided by The Prudential Insurance Company of America ("Prudential"). This credit facility consists of: (i) $6.0 million of Series A senior secured promissory notes to mature September 27, 2000, bearing interest at the rate of 9.07% on the unpaid principal, payable quarterly, with the principal re-paid in equal installments of $1.5 million on March 27 and September 27 of each year, commencing March 27, 1999, and (ii) $12.0 million of Series B senior secured promissory notes to mature September 27, 2003, bearing interest at the rate of 10.25% on the unpaid principal, payable quarterly, with the principal re-paid in equal installments of $2.0 million on March 27 and September 27 of each year, commencing March 27, 2001. In addition, the Company issued to Prudential common stock warrants for the purchase of 175 thousand shares of common stock at an exercise price per share of $11.50.

     Under the Company's line of credit with Wells Fargo Bank, the Company has a two-year revolving line of credit not to exceed the principal amount of $12.0 million bearing interest at the Bank's prime rate or at LIBOR plus 2.75%. The Wells Fargo credit facility and the Prudential credit facility provide the Company with an aggregate borrowing capacity of $30 million.

     Under both agreements, the Company is required to maintain certain financial ratios, limit other indebtedness and may not pay dividends. Other restrictions include limitations on the amounts of leases and capital expenditures that may be incurred. The Company currently is in compliance with all such covenants and restrictions.

     The Company believes that its existing cash balances, funds expected to be generated from operations, borrowings under its credit facilities and the anticipated proceeds of this offering will provide the Company with sufficient funds to finance its operations for at least the next 12 months. There can be no assurance, however, that the Company will not require additional debt or equity financing during such period or thereafter. Further, there can be no assurance that additional financing, if required, will be available to the Company on acceptable terms, if at all. See "Risk Factors -- Need for Additional Capital."

                                    BUSINESS
GENERAL

     Datum designs, manufactures and markets a wide variety of high-performance time and frequency products used to synchronize the flow of information in telecommunications networks and in numerous other applications. Utilizing its more than 28 years of experience with time and frequency standards, Datum supplies products that can provide accurate time to within a fraction of one second over 100,000 years. Datum serves the markets for high-precision time and frequency devices in the telecommunications industry which is rapidly expanding as a result of the conversion from analog to digital systems and the expansion of cellular and PCS networks. The Company invented the rubidium oscillator in 1971 and believes it currently supplies more than 80% of the high-precision, rubidium atomic clocks used in cellular and PCS network base stations in the United States. Datum is a major supplier of extremely precise cesium standards and GPS receivers that generate or capture time and frequency information for use in wireline telecommunications infrastructures.

     In addition to providing time and frequency products for telecommunications applications, Datum is a growing supplier of timing products used to ensure the integrity of information transmitted through enterprise computing networks. Datum also manufactures time and frequency devices for satellites, including GPS satellites which utilize the Company's cesium clocks to provide highly accurate timing and navigation information throughout the world. Finally, the Company provides time and frequency products and systems for a wide range of scientific and industrial test and measurement applications, including missile guidance, geographic mapping and electric utility operations.

MARKETS

  Telecommunications

     The telecommunications system is comprised of numerous interconnected networks employing many different transmission technologies. The traditional wireline network is itself a series of networks connected through numerous switches that allow voice, data and video traffic to be transmitted to their ultimate destinations. Wireless networks, including cellular and PCS, are also connected to components of the wireline network through switches. In order for the overall telecommunications system, and the various components within that system, to operate efficiently, it is critical that each network be synchronized and operate within extremely narrow frequency tolerances. Accurate and precise time and frequency devices are necessary at all levels of the telecommunications system to ensure proper frequency control and to minimize signal degradation.

     Wireless -- Cellular. Cellular communication services have become an integral part of the telecommunications market. According to sources cited by the Personal Communications Industry Association ("PCIA"), the total number of cellular subscribers in the United States was approximately 44 million at the end of 1996, an increase of 31% over the year-end 1995 figure. PCIA reports that the number of cellular subscribers in the United States will reach 80 million by the end of the year 2000. In addition to growth in the United States, many developing countries, such as those in Latin America and Asia, are building cellular networks. According to the PCIA, current global subscriber growth is estimated to be 70% per year. The total number of global cellular and PCS subscribers is projected to reach 362 million by the year 2001, according to MTA-EMCI. The Department of Commerce estimates that there will be approximately 50,000 cell sites in the U.S. and 100,000 cell sites worldwide by the year 2000.

     Cellular telecommunications networks consist of numerous cells located throughout a service area, each with its own base station connected by wire or microwave radio to the wireline network through a network switch. Originally, cellular networks used analog technology and frequency division multiple access ("FDMA") to fit more channels into existing frequency bands. This requires accurate frequency control at the base station level, which is accomplished through the use of quartz or higher precision rubidium oscillators. In order to improve transmission quality, increase network capacity and expand network coverage, many network operators are converting older networks from analog to digital technology and expanding their digital wireless networks. Currently, the three leading digital technologies are Time Division Multiple Access ("TDMA"), Code Division Multiple Access ("CDMA") and Global System for Mobile Communications ("GSM"). In each of these transmission protocols, calls are segmented, transmitted over a wider spectrum of bandwidth than otherwise available under FDMA and reassembled by the applicable receiver within the network. As a result of the segmentation/reassembling process, signal degradation from improper synchronization is more likely to result in dropped calls and loss of data than would occur in analog networks. Dropped calls and data losses, in turn, require retransmission, thus decreasing network efficiency and capacity. In order to minimize the problems resultant from improper synchronization, many cellular operators utilize highly precise timing equipment located at each base station and its associated network switch.

     Wireless -- PCS. The Personal Communications Services market is projected to experience rapid growth. As reported by PCIA, it is estimated that the number of PCS subscribers will grow from approximately 349,000 in 1996 to 18.5 million in the year 2001. To meet this subscriber demand, PCS service providers have purchased PCS frequency licenses covering markets throughout the United States for an aggregate purchase price of approximately $20 billion.

     PCS was developed, in part, to provide an improved quality of wireless service and accommodate the increasing volume of transmissions utilizing wireless networks. PCS systems operate in a manner similar to cellular networks, but at a much higher frequency. As a result, PCS networks require a greater number of lower powered "microcells," located more closely together. As in cellular networks, time and frequency devices are necessary to synchronize the flow of voice and data transmissions. The base station in each PCS microcell and each PCS network switch connected to the wireline network require one or more stable, reliable, timing devices to ensure accurate synchronization.

     Wireline. The wireline sector of the telecommunications market has experienced increased need for high-accuracy timing and frequency equipment primarily as a result of the upgrading of existing networks from analog to digital and the installation of new wireline networks. The wireline sector currently consists of numerous networks and lines, which are connected by switches that provide a transferring mechanism to route transmissions to their ultimate destinations. In order to transfer voice, data or video traffic from one line or network to another, both lines or segments of the network must operate at the same frequency within a very narrow tolerance. Increased demand for higher capacity, higher speed and more accurate information flow has required the transition of wireline networks from analog to digital systems. Imperfect synchronization in an analog system may result merely in static or delayed communication. The failure to synchronize the components in digital networks, however, may result in the loss of information, requiring re-transmission and thus decreasing network efficiency, and increasing the costs to the network operator. As a result, digital systems have a greater need for accurate synchronization which is accomplished through the use of precise timing devices located throughout the networks.

     The wireline sector of the telecommunications market is also growing as operators expand their networks in order to meet the growing demand for telecommunications services. In developing countries, new wireline networks are being installed to provide basic telephony service. In developed countries, increased demand for new services and government deregulation has encouraged the development of expanded networks, particularly in the local exchange and long distance markets. The expansion of wireline networks has led to an increased need for timing devices to synchronize the flow of information and maximize the efficiency of the networks.

  Enterprise Computing

     Enterprise computing networks utilize interconnected computers, workstations, peripheral devices and application software to provide the transaction processing and control infrastructure for national and international organizations. Accurate timing of operations throughout a network is essential to ensure the integrity of the data flowing through the network. When information is retrieved from multiple locations and forwarded to a central point for analysis, accurate interpretation of the data may depend on the ability to properly time sequence both the generation and receipt of the data.

     In order to satisfy these timing requirements, enterprise network operators utilize timing and frequency devices to ensure network synchronization. Traditionally, this function has been accomplished using remote public access time servers as the source of "standard time" and general purpose computers to acquire and distribute time to the network. This approach, however, relinquishes control of network timing to remote time servers and local operators. As a result, inadvertent manipulation of local time servers or their undetected malfunctioning may result in data distortion or loss with adverse consequences. To reduce these risks, many enterprise computing networks now utilize GPS receivers at local computers throughout the network. As each computer in the network operates under Universal Coordinated Time ("UTC"), as received from the GPS satellites, the entire network operates on the same timing.

  Satellites

     The satellite market has experienced recent growth as a result of the increased use of satellites for commercial purposes. Satellites launched for a variety of objectives, including communications, navigation, weather forecasting and astronomy must be able to efficiently transmit data to earth-based receivers, thus requiring precise frequency control at the satellite. GPS satellites are designed to transmit extremely precise timing information and use cesium standards or rubidium oscillators. Other commercial satellite programs that require less precise timing and frequency equipment utilize quartz oscillators due to their lower weight and power consumption.

  Test and Measurement

     The test and measurement market represents a broad range of applications of cesium standards, rubidium oscillators, quartz oscillators and GPS receivers. Precise timing equipment is used to ensure the synchronization of multiple data recorders in large field testing applications. Timing equipment also allows for the determination of where an event occurred by comparing the precise times at which the event was recorded at multiple sites. For example, electric utility companies use precision timing devices to locate underground line breaks, thus minimizing costly line inspection.

TIME AND FREQUENCY TECHNOLOGY

     Three sources of timing and frequency information are generally used in telecommunications and commercial applications: cesium standards, rubidium oscillators and quartz oscillators. In addition, GPS receivers capture and process timing information generated by satellite-based cesium and rubidium timing devices.

     The most stable and accurate timing devices in widespread use are based on the resonance of cesium atoms. Cesium standards operate by energizing a reserve of cesium atoms with microwave energy at a precise frequency. At this frequency, due to the atomic structure of cesium, some of the cesium atoms experience a change in energy state. These "excited" atoms are directed to a collector through the use of focusing magnets, resulting in an increased atomic flow. Since the flow of atoms does not increase unless the cesium atoms are excited at exactly the correct frequency, the detection of the increased atomic flow by the collector indicates that the desired frequency has been obtained. The highly stable frequency is then captured by the standard's electronics package and generated as a series of user outputs. Cesium clocks are used as international primary reference standards and are stable to within a fraction of one second over 100,000 years.

     Rubidium oscillators combine sophisticated glassware, light detection devices and electronics packages to generate a highly stable frequency output. Rubidium, when energized by a specific radio frequency, will absorb less light. The oscillator's electronics package generates this specific frequency and the light detection device ensures, through monitoring the decreased absorption of light by the rubidium and the use of feedback control loops, that this specific frequency is maintained. This highly stable frequency is then captured by the electronics package and generated as an output signal. Rubidium oscillators provide atomic oscillator stability, somewhat less stable than cesium over long durations, but generally at lower cost and in smaller packages.

     Quartz oscillators utilize the unique physical properties of quartz crystals. Applying a voltage potential across a properly prepared quartz crystal causes the crystal to vibrate and generate an electric signal with a relatively stable frequency. Quartz oscillators consist of specially prepared synthetic quartz crystals and associated electronics to apply the voltage and generate the frequency signal. Quartz oscillators provide a less stable frequency than rubidium oscillators, but are available at a substantially lower cost.

     Stable and accurate timing and frequency information is also obtained through the use of GPS receivers, which capture timing information from cesium standards or rubidium oscillators aboard GPS satellites. GPS receivers are typically used in systems integrated with quartz or rubidium oscillators that provide consistent timing output in the event the receiver loses the external satellite-based signal.

THE DATUM SOLUTION

     The Company applies its core understanding of timing and frequency technology and its experience in delivering highly stable and accurate clocking devices to provide a wide range of timing and frequency products for telecommunications, enterprise computing and a variety of other commercial applications. The Company designs, manufactures and markets cesium standards, rubidium oscillators, quartz oscillators and GPS receivers in numerous configurations, depending on the desired application. The Company's products are the result of substantial research and development performed in the areas of atomic physics, electronics engineering and software design. Through more than 28 years of experience with time and frequency products, Datum has developed substantial expertise in each of the critical components of cesium and rubidium atomic clocks. The Company designs and manufactures its own physics packages, through which cesium or rubidium is energized as part of the frequency detection and control process. Datum also designs the electronics packages for its products, which are necessary to convert the signal generated by the physics package into highly stable electronic pulses.

     The Company has developed the ability to manufacture sophisticated time and frequency devices in a standard, repeatable manner, allowing for large-scale production and product reliability. The Company believes it is able to tailor its products quickly and cost-effectively in response to changing customer needs across the various markets it serves.

     Datum is a leading supplier of time and frequency products for the overall telecommunications system, for satellite applications, enterprise computing networks, and for a variety of other test and measurement applications. For telecommunications markets, Datum provides rubidium and quartz oscillators that operate as stand-alone frequency sources in cellular and PCS base stations and network switches or are combined with the Company's GPS receivers to provide timing information in the event of a loss of signal. In addition, Datum provides time and frequency cesium standards for network switches within wireline networks. The Company also supplies cesium standards for GPS satellites which transmit precise timing information and GPS receivers that receive and process the satellite timing transmissions throughout wireless and wireline networks.

     In addition to telecommunications applications, the Company's timing products help ensure that enterprise computing networks operate in a synchronized manner. The Company also provides quartz oscillators for a variety of satellite programs and test and measurement products used for a variety of applications, including missile guidance, geographic mapping and electric utility operations.

STRATEGY

     The Company's strategy is to enhance its position as a leading, worldwide supplier of a broad range of precision time synchronization products and high-stability frequency standards. The Company's goal is to capitalize on its core competencies in cesium standards, rubidium oscillators, quartz oscillators and GPS receivers to provide a wide variety of products with a broad range of applications. The key elements of this strategy are to:

          Target High-Growth Telecommunications Markets. The Company focuses its efforts on selected segments of the telecommunications markets which are projected to have high growth rates. The Company has identified the worldwide growth of cellular systems and the deployment of PCS as significant opportunities for sales of timing and frequency products. The Company will also continue to serve the increasing needs for timing and frequency devices in wireline networks resulting from the migration from analog to digital technology and the build-out of new wireline infrastructures both domestically and internationally.

          Offer Broad Range of Uniquely Tailored Products. The Company intends to capitalize on its experience in designing and manufacturing timing and frequency devices for installation in various segments of the telecommunications system, enterprise computing networks, satellites and in a variety of other test and measurement applications. The Company believes that its experience in supplying products for a variety of applications represents a competitive advantage and enables it to provide uniquely tailored products for evolving customer needs in a cost-effective manner.

          Maintain Technological Leadership. The Company conducts an active research and development program to remain at the forefront of timing and frequency technology utilizing atomic clocks and GPS satellite transmissions. The Company believes that it is a technological leader in the areas of new product development, current product enhancement, volume manufacturing and software design.

          Expand Relationships with Leading OEMs. The Company intends to continue to develop relationships with leading OEMs of telecommunications and other equipment utilizing time and frequency products. The Company believes that its ability to satisfy a variety of an OEM's timing and frequency product requirements will help the Company expand relationships with OEMs.

          Increase International Sales. The Company intends to pursue expanding opportunities in markets outside the United States. The Company currently has customers in Latin America, Asia and Europe and will continue to seek sales of timing and frequency products globally. The Company has recently established an international sales organization and intends to expand its German operation as a European base for marketing, customer-driven engineering and after-sale service.

          Continue Strategic Acquisitions. The Company intends to continue pursuing strategic acquisitions and alliances to enhance its market position through the acquisition of companies or lines of business that complement its existing business.

PRODUCTS

     Datum designs and manufactures a broad line of time and frequency products for telecommunications systems, enterprise computing networks, satellites and a variety of other test and measurement applications. Datum's products generate highly precise timing and frequency information through the manipulation of cesium or rubidium atoms or quartz crystals, or by capturing cesium or rubidium-based signals from GPS satellite transmissions.

                         REPRESENTATIVE DATUM PRODUCTS

PRODUCTS                            APPLICATIONS                              PRICE PER UNIT
-----------------------------------------------------------------------------------------------------
 TELECOMMUNICATIONS
 WIRELESS -- CELLULAR AND PCS
  Quartz and Rubidium Clocks        Timing and frequency control for          $2,000 to $5,000
                                    cellular and PCS basic stations
  GPS Disciplined Clocks            Timing and frequency control for          $3,000 to $6,000
                                    cellular and PCS base stations
 WIRELINE
  Cesium Beam Primary Reference     Master frequency references for           $40,000 to $48,000
     Sources                        telecommunications central offices
  GPS Primary Reference Receivers   Derivation of master frequency            $8,000 to $18,000
                                    reference for network timing from
                                    Universal Coordinated Time (UTC)
  Timing Signal Generators          Generation and distribution of            $20,000 to $35,000
                                    synchronization timing for
                                    telecommunications networks
  End Office Primary References     Combination of Primary Reference          $10,000 to $20,000
                                    Receiver and Timing Signal Generator
-----------------------------------------------------------------------------------------------------

 ENTERPRISE COMPUTING
   GPS Time Servers                 Local on-site timing source to ensure     $3,000 to $10,000
                                    uniform timing across
                                    widely-distributed data networks
  Computer Time Modules             Microcomputer plug-in time servers for    $1,000 to $4,000
                                    bus-linked data networks
-----------------------------------------------------------------------------------------------------

 SATELLITE
   Cesium Clocks                    Satellite-borne primary frequency         $200,000 to $300,000
                                    sources
  Quartz Clocks                     Space qualified frequency sources         $15,000 to $75,000
-----------------------------------------------------------------------------------------------------

 TEST AND MEASUREMENT
   Atomic Frequency Sources         Cesium and rubidium-based sources at      $2,000 to $60,000
                                    differing levels of stability and cost
  GPS Time/Frequency Receivers      UTC-derived frequency and clocking        $3,000 to $10,000
                                    reference for broad spectrum of
                                    engineering and commercial
                                    applications
  Time Code Instrumentation         Generators, translators, tape search      $2,000 to $8,000
                                    and video data insertion equipment for
                                    military, industrial and scientific
                                    time logging applications
-----------------------------------------------------------------------------------------------------

  TELECOMMUNICATIONS PRODUCTS

     The Company offers a broad range of time and frequency products for the telecommunications industry.

  Wireless -- Cellular and PCS Products

     Cellular and PCS networks require both accurate frequency control and timing information. The Company provides a variety of products to meet these needs.

     Quartz and Rubidium Clocks -- For analog cellular and GSM applications, the Company provides highly cost-effective quartz oscillator clocking units to synchronize the transmissions of voice and data traffic at the base-station level. For customers requiring a more stable timing source, the Company provides rubidium clocks.

     GPS Disciplined Clocks -- For digital TDMA and CDMA applications, considerably more stable timing sources are required to maintain the base station's clocking integrity. To meet this need, the Company provides GPS time and frequency receivers which capture cesium or rubidium-based time signals produced by GPS satellites. GPS receivers combine the external cesium or rubidium-based timing signals with internal rubidium or quartz oscillators to provide consistent timing output in the event the receiver loses the external signal.

  Wireline Products

     Wireline telecommunications network synchronization systems involve two principal components, a primary frequency reference, to provide an accurate frequency source, and a timing signal generator, to provide control, management and distribution of the timing signals required for network operations.

     Cesium Beam Primary Reference Sources -- Primary Reference Sources ("PRSs") generate the most stable frequency output in general commercial use. PRSs provide cesium-based stability at the central offices of wireline networks for distribution of timing and frequency information to other components within the networks.

     GPS Primary Reference Receivers -- Primary Reference Receivers ("PRRs") capture and process time and frequency signals from GPS satellites. Integrated rubidium or quartz oscillators back up the external frequency source to maintain timing accuracy during periods of loss of signal. Typically, a PRR would be installed in telecommunications network switches to provide a stable frequency at the network switch level, thereby allowing transmissions to be efficiently processed with minimal signal degradation or retransmission requirements.

     Timing Signal Generators -- Distribution of network synchronization information is achieved through timing signals embedded within the flow of network communications which are referenced to the primary frequency source, such as the Company's PRS at the central office, or to a PRR at the network switch level. In the event of the loss of the reference frequency, the Company's timing signal generators can maintain, for extended time periods, switch and network synchronization quality by using internal high-stability rubidium and quartz oscillators as "holdover" clocking sources.

     End Office Primary References -- The Company's End Office Primary References combines a PRR with a timing signal generator in a single cost-effective unit designed for use where fewer telecommunications lines require timing inputs.

  ENTERPRISE COMPUTING PRODUCTS

     The Company's products provide accurate time-stamping of information flowing through enterprise computing networks.

     GPS Time Servers -- The Company's time servers, which are installed in enterprise computing networks, acquire UTC time from GPS satellite transmissions. Worldwide coverage of GPS provides that all server-equipped sites operate with time data that is uniform to within a few milliseconds, thereby allowing time-sensitive information input at one location to be meaningfully analyzed at any other site in the network. In a typical application of this technology, the Securities Industry Automation Corporation, which supports member firms of the New York Stock Exchange, uses the Company's time servers to accurately time-annotate stock transactions.

     Computer Time Modules -- The Company's computer time modules acquire time from external sources (such as GPS satellites) to perform a variety of timing functions within the host computer with a high degree of accuracy. The products are physically packaged as computer plug-in units and chip sets and are functionally configured to operate under program control as any other data-bus-linked component of the user's data system. The Company produces modules for IBM PC compatible computers and computers manufactured by Sun Microsystems and Digital Equipment Corporation. The Company also produces modules for VME and VXI bus architectures. The Company markets its computer modules in both fully configured forms and as board products and chipsets for use by original equipment manufacturers ("OEMs") and value-added resellers ("VARs"). Computer time modules are also marketed for use in stand-alone computers and workstations used for test and measurement applications.

  SATELLITE PRODUCTS

     The Company provides time and frequency products for a variety of satellites used for communications, navigation, television, and military applications. These products are designed around the Company's core technology and are highly durable so as to meet the demanding requirements of space.

     Cesium Clocks -- The Company's cesium clocks are installed aboard each of the twenty-four GPS satellites now operating in space. Because these satellites have a life expectancy of approximately 7.5 years, it is necessary that additional units be designed to be available as replenishment. As a result, the Company has recently been selected as a cesium clock supplier for a series of satellites, for launch starting approximately in the year 2001.

     Quartz Clocks -- The Company also produces and markets a broad line of lightweight, highly-stable quartz clocks, particularly suited for space applications. Space qualified versions of these quartz units are aboard satellites used for inter-planetary study, missile tracking and weather monitoring and forecasting, as well as communications and other applications.

  TEST AND MEASUREMENT PRODUCTS

     The Company's timing and frequency technology was initially developed to create instrumentation for defense and aerospace applications. This technology continues to be utilized in test and measurement products for a wide range of scientific and industrial applications, including missile guidance, precise geographic mapping and electric utility operation.

  Atomic Frequency Sources

     The Company produces and markets atomic reference frequency sources for a wide variety of commercial and scientific applications.

     Cesium Frequency Standards -- The Company has developed a broad line of cesium frequency products for numerous applications that require a constant frequency reference. Electric utilities use the Company's cesium frequency standards to set the frequency of electric power. Other uses include master timing stations for telecommunications networks, global navigation, satellite communications, missile guidance, and precise geographic mapping for off-shore oil exploration and accurate placement of off-shore oil drilling platforms. The Company also supplies spare and replacement cesium tubes for a broad segment of the industry.

     Rubidium Oscillators -- In addition to their wide-spread use in the telecommunications industry, the Company's rubidium oscillators have a number of other specific applications, such as frequency control for television networks, doppler radar, satellite tracking and guidance and laboratory instrumentation. The Company's rubidium oscillator line includes military qualified models designed for high stability and reliability in adverse environments. The Company's newer models feature lower profiles and are on standard plug-in circuit cards specifically designed for ease of integration.

  GPS Time and Frequency Receivers

     The Company's GPS receivers, in addition to their use in telecommunications markets, are used in a wide variety of other applications. Electric utilities use the Company's GPS receivers to determine the exact geographical location of transmission line faults by comparing the times at which the fault is detected at various stations in the power distribution network, eliminating the need to visually search along the right-of-way. Other customers utilize the Company's GPS receivers to distribute highly accurate time to multiple sites in order to synchronize the recording of simultaneous test data, such as during missile testing or astronomical observations. In addition to fully configured GPS receivers, the Company also manufactures board level modules for OEM applications.

  Time Code Instrumentation Products

     In addition to the time and frequency standards described above, the Company manufactures and markets a line of products that process or utilize basic time and frequency information for various applications. A major portion of this product line is a family of instruments that derive time from either an internal or external frequency reference. The time is generated in the form of digital codes tailored to specific applications, usually to time-annotate data recording or transmission. To correspond with the time generating equipment described above, the Company makes devices which "read" the coded time, transmitting it to computers, displays, or other devices where the recording of accurate time is required.

PRODUCT RESEARCH AND DEVELOPMENT

     The Company believes that its future success depends in large part on its ability to maintain its technological leadership through enhancements of existing products and development of new products that meet a wide range of customer needs. The Company focuses its research and development efforts on improving the core physics and electronics packages in its time and frequency products. Specifically, the Company is conducting research and development in three areas: developing new time and frequency technologies, improving product manufacturability, and enhancing software functionality.

     - Developing New Timing and Frequency Technologies. The Company regularly investigates new technologies, including the use of other atomic elements, and new techniques to manipulate currently used elements, to generate precise frequencies in a cost-effective manner. The Company also seeks to develop improved wireless and wireline clocking products, new approaches to enterprise computing and lower cost, higher performing GPS receivers.

     - Improving Product Manufacturability. The Company continually seeks to reduce its production costs across its range of products through the increased use of surface-mount technology, product redesign and other measures to take advantage of lower-cost components.

     - Enhancing Software Functionality. The Company maintains an active software design program focused on integrating application and customer specific software into its time and frequency products. The Company seeks to utilize software to more cost-effectively tailor its products for evolving customer requirements, such as the demand for remote access network management.

     Although the Company maintains an active development program to improve its product offerings, including specific goals of smaller product size and lower unit cost, there can be no assurance such efforts will be successful, that its new products will achieve customer acceptance or that its customers' products will achieve market acceptance. Failure to develop, or introduce on a timely basis, new products or product enhancements that achieve market acceptance could adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products or enhancing its existing products on a timely or cost-effective basis. See "Risk
Factors -- Rapid Technological Change; New Product Development."

     Research and development expenses totalled $7.7 million, $7.1 million and $2.5 million in 1996, 1995 and 1994, respectively.

CUSTOMERS

     The following is a list of the Company's leading customers by market during the year ended December 31, 1996.

                   MARKETS                                       CUSTOMERS
---------------------------------------------  ---------------------------------------------
Telecommunications...........................  AT&T Wireless Service, Inc.
                                               Hyundai Electronics Industries Co.
                                               Lucent Technologies, Inc
                                               MCI Communications, Inc.
                                               Motorola Corporation
                                               Symmetricom, Inc.
Enterprise Computing.........................  Harris Corporation
                                               Hughes Information Systems, Inc.
                                               LM Ericsson Telephone Co.
                                               Sandia National Laboratory
                                               Scientific Devices, Inc.
Satellites...................................  Boeing North American
                                               Motorola Corporation
                                               Naval Research Labs
                                               TRW, Inc.
Test and Measurement.........................  Allied Signal, Inc.
                                               Harris Corporation
                                               Lockheed Martin Corporation
                                               Northrop Grumman Corp.
                                               Raytheon Co.

     A small number of customers account for a substantial portion of the Company's net sales, and the Company expects that a limited number of customers will continue to represent a substantial portion of the Company's net sales for the foreseeable future. The Company's largest customer, Lucent, accounted for approximately 36% and 30% of net sales for the years ended December 31, 1996 and 1995, respectively. Further, the Company's five largest customers accounted for approximately 53% and 46% of net sales during the same period. The Company believes that its major customers continually evaluate whether to purchase time and frequency products from alternate or additional sources. Accordingly, there can be no assurance that a major customer will not reduce, delay or eliminate its purchases from the Company. Any such reduction, delay or loss in orders could have a material adverse effect on the Company's business and results of operations. Major customers also have significant leverage and may attempt to change the terms, including pricing, upon which the Company and such customers do business, which could materially adversely affect the Company's business, results of operations and financial condition. See "Risk Factors -- Risks Associated with the Company's Dependence on Small Number of Customers."

MARKETING, DISTRIBUTION AND INTERNATIONAL SALES

     The Company's marketing efforts are focused on establishing and developing long-term relationships with potential customers. Sales cycles for certain of the Company's products, particularly for its larger telecommunications timing systems are lengthy, and can range up to 36 months. Sales are typically made through standard purchase orders which can be subject to cancellation, postponement or other types of delays. The majority of the Company's sales occur through independent sales representatives and distributors that target the specific markets which they serve. Corporate personnel in the United States and Germany provide additional direct sales and marketing support for larger accounts.

     Export sales of the Company's products were approximately 22%, 19% and 24% of net sales for the years ended December 31, 1996, 1995 and 1994, respectively. The Company expects that international revenues will continue to account for a significant percentage of the Company's total sales for the foreseeable future. As a result, the Company is subject to various risks, which include: a greater difficulty of administering its business globally; compliance with multiple and potentially conflicting regulatory requirements such as export requirements, tariffs and other barriers; differences in intellectual property protections; health and safety requirements; difficulties in staffing and managing foreign operations; longer accounts receivable cycles; currency fluctuations; restrictions against the repatriation of earnings; export control restrictions; overlapping or differing tax structures; political and economic instability and general trade restrictions. There can be no assurance that any of the foregoing factors will not have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company's foreign sales are generally invoiced in U.S. dollars and, accordingly, the Company does not currently engage in foreign currency hedging transactions. However, as the Company continues to expand its international operations, the Company may be paid in foreign currencies and exposure to losses in foreign currency transactions may increase. The Company may choose to limit such exposure by the purchase of forward foreign exchange contracts or through similar hedging strategies. There can be no assurance that any currency hedging strategy would be successful in avoiding exchange-related losses. In addition, if the relative value of the U.S. dollar in comparison to the currency of the Company's foreign customers should increase, the resulting effective price increase of the Company's products to such foreign customers could result in decreased sales which could have a material adverse impact on the Company's business, results of operations and financial condition. See "Risk
Factors -- Risks of Doing Business in International Markets."

COMPETITION

     Intense competition exists among manufacturers of time and frequency products, and the Company believes that competition in the Company's markets from both new and existing competitors will increase in the future. The Company competes principally in several specialized market segments against a limited number of companies, some of which are more established, enjoy higher name recognition and possess far greater financial, technological and marketing resources than the Company. The Company currently competes principally on the basis of the performance and quality of its products, including reliability, as well as on cost and timely manufacture and delivery. While the Company believes that overall it competes favorably with respect to the foregoing elements, there can be no assurance that it will continue to be able to do so.

     In the cellular and PCS markets, the Company competes primarily with Hewlett-Packard, and various other quartz oscillator manufacturers. Hewlett-Packard has recently introduced products with performance characteristics between quartz and rubidium oscillators with prices similar to the Company's rubidium oscillators. In the wireline market, the Company competes primarily with Symmetricom, Inc., Hewlett-Packard and Oscilloquartz SA. In the enterprise computing market, the Company competes primarily with Tech-Sym Corp. Odetics, Inc. and True-Time, Inc. In the cesium standards market, the Company competes primarily with Hewlett-Packard and Frequency Electronics,

Inc. In the rubidium oscillators market, the Company competes primarily with Frequency Electronics, Inc. In addition, certain companies, such as EG&G, Inc. that currently manufacture products exclusively for use in military applications, could enter commercial markets, and compete directly with the Company. There can be no assurance that the Company will be able to compete successfully in the future against existing or new competitors, that new technologies will not reduce the demand for its products or that it will be able to adapt successfully to changes in the markets served by its products. In addition, there can be no assurance that competitive pressures will not cause the Company to reduce prices, which would negatively affect gross margins and could have a material adverse effect on the Company's results of operations and financial condition. See "Risk Factors -- Competition."

BACKLOG

     The Company's backlog of orders was approximately $38.8 million on December 31, 1996, compared to approximately $33.5 million a year earlier. The Company considers as backlog all orders that are expected to be shipped to customers (other than Lucent) within a 12-month period and scheduled shipments to Lucent within a 90-day period. As part of the Company's close working relationships with its major OEM customers, such customers expect the Company to respond quickly to changes in the volume and delivery schedule of their time and frequency product requirements and to inventory products at the Company's facilities for just-in-time delivery to the OEM customers. Therefore, although contracts with such customers typically specify aggregate volumes of products to be purchased over an extended time period, such contracts also provide that scheduled shipment dates of particular volumes are generally released to the Company only days or a few weeks prior to the required delivery date to the OEM customer. See "Risk Factors -- Potential Fluctuations in Quarterly Operating Results." As a result of possible changes in product delivery schedules, cancellations of orders and potential delays in product shipments and orders received for products shipped in the same quarter, the Company's backlog at any particular date may not necessarily be representative of actual sales for any succeeding period.

GOVERNMENT CONTRACTS

     The Company believes that approximately 15% of its sales in 1996 were made either directly to United States government agencies or indirectly to U.S. government agencies through subcontracts as compared to approximately 22% in 1995 and 32% in 1994 for these sales. Because several of the Company's customers are involved in commercial as well as governmental activities, it is difficult to accurately determine the percentage of its business attributable to the U.S. government.

     Government-related contracts and subcontracts are subject to standard provisions for termination at the convenience of the government. In such event, however, the Company is generally entitled to reimbursement of costs incurred on the basis of work completed plus other amounts specified in each individual contract. These contracts and subcontracts are either fixed price or cost reimbursable contracts. Fixed-price contracts provide fixed compensation for specified work. Under cost reimbursable contracts, the Company agrees to perform specified work in return for reimbursement of costs (to the extent allowable under government regulations) and a specified fee. In general, while the risk of loss is greater under fixed-price contracts than under cost reimbursable contracts, the potential for profit under such contracts is greater than under cost reimbursable contracts.

MANUFACTURING

     The Company manufactures its products at its plants in Irvine and San Jose, California, Austin, Texas, Beverly, Massachusetts, and Hofolding, Germany. The Company's Irvine, Austin and Beverly facilities have received ISO 9001 certification, and the Company is in the process of seeking such certification for its San Jose facility. The manufacturing process involves the assembly of numerous individual components by technically oriented production personnel. The parts and materials used by the Company consist primarily of printed circuit boards, fabricated housings, relays, and small electric circuit components, such as integrated circuits, semiconductors, resistors and capacitors. The Com-pany also manufactures the physics packages for its cesium and rubidium oscillators. The Company manufactures products to fill firm orders and to meet forecasts received from its major customers. In some cases, as a result of customer requirements and the long manufacturing process of certain of the Company's products, the Company maintains up to four weeks of forecasted amounts in finished goods inventory and up to an additional eight weeks of forecasted amounts in work-in-process inventory.

     The Company currently procures various components from single-sources due to unique component designs as well as certain quality and performance requirements. If single-sourced components were to become unavailable or were to become unavailable on terms satisfactory to the Company, the Company would be required to purchase comparable components from other sources. If for any reason the Company could not obtain comparable replacement components from other sources in a timely manner, the Company's business, results of operations and financial condition could be adversely affected. In addition, many of the Company's suppliers require long lead-times to deliver requested quantities of components. If the Company were unable to obtain sufficient quantities of components used in the manufacture of its time or frequency products, resulting delays or reductions in product shipments could occur and could have a material adverse effect on the Company's business, results of operations and financial condition. Due to rapid changes in semiconductor and other technology, on occasion one or more of the electronic components used in the Company's products have become unavailable, resulting in unanticipated redesign and related delays in shipments. There can be no assurance that the Company will not experience similar delays in the future, the occurrence of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Component Availability and Key Suppliers."

INTELLECTUAL PROPERTY RIGHTS

     The Company seeks to protect certain key technologies through U.S. and foreign patents and by maintaining such technologies as trade secrets. The Company has licenses under various other patents. While the Company believes that its patents and licenses have value, it does not regard any such patents or licenses as essential to its business or to the maintenance of its competitive position. Accordingly, the Company does not have any material patent protection on its technology. To the extent that it depends on proprietary information it primarily relies on the protections afforded to trade secrets. There can be no assurance that others will not independently develop or otherwise acquire equivalent technology or that the Company can maintain such technology as trade secrets. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as the laws of the United States. The failure of the Company to protect its intellectual property rights could have a material adverse effect on the business, operating results and financial condition.

     There can be no assurance that patent or other intellectual property infringement claims will not be asserted against the Company in the future. Although patent and intellectual property disputes may be settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and there can be no assurance that necessary licenses would be available to the Company on satisfactory terms or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling certain of its products, which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, should the Company decide to, or be forced to, litigate such claims, such litigation could be expensive and time consuming, could divert management's attention from other matters and could have a material adverse effect on the Company's business, operating results and financial condition, regardless of the outcome of the litigation. See "Risk Factors -- Lack of Significant Patent Protection; Infringement Risks."

PROPERTIES

     The Company's Irvine, California, manufacturing and executive office facilities occupy an aggregate of 109,000 square feet in two sites under leases, each expiring July 31, 2005. The Company also operates at a facility located in San Jose, California, consisting of an 21,800 square foot engineering and manufacturing building, under a lease expiring on February 28, 2001. The Company also operates a facility located in Hofolding, Germany, consisting of an 8,600 square foot manufacturing facility, under a lease expiring in June 1999. The Company owns its facility in Beverly, Massachusetts, comprised of a 32,000 square foot building located on approximately four acres of land. The Company also owns its facility in Austin, Texas, comprised of a 50,000 square foot building, of which 9,000 square feet are leased to an unaffiliated third party, located on approximately nine acres of land. The Company also leases a small office facility in Front Royal, Virginia, which serves as its Washington, D.C. area sales office. The Company believes that its current facilities are adequate for its present level of operations.

EMPLOYEES

     The Company had 665 employees at December 31, 1996. None of the Company employees are represented by a union. The Company believes its relations with its employees are good.

LEGAL PROCEEDINGS

     In late 1996, the Company received notice from the owner of premises in Austin, Texas that had previously been occupied by Austron, Inc., the Company's wireline operation, prior to the Company's acquisition of Austron in 1988. The property owner claims, among other things, that the soil at the site contains the same contaminants as were previously remediated by Austron in connection with its vacating the site in 1983. At the completion of the remediation in 1983, the site was certified as being in compliance with the then applicable environmental regulations. The Company is in the early stages of evaluating the situation. Although there can be no assurance that the property owner's claims or any related governmental action will not have a material adverse effect on the Company's business, financial condition and results of operations, the Company does not believe it will have such effect. See "Risk Factors -- Risks Associated with Government Regulations; Environmental Regulations."

     The Company is also a party to ordinary disputes arising in the normal course of business. The Company does not believe that the outcome of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Executive officers and directors of the Company, and their ages as of February 15, 1997, are as follows:

                  NAME                       AGE                      POSITION
-----------------------------------------    ----    ------------------------------------------
Louis B. Horwitz.........................      69    Chief Executive Officer, President and
                                                     Chairman of the Board of Directors
Heinz Badura.............................      59    Vice President and President, Efratom Time
                                                     and Frequency, Inc.
Paul E. Baia.............................      44    Vice President and President, Frequency
                                                     and Time Systems, Inc.
Robert F. Ellis..........................      57    Vice President, Telecommunications Sales
                                                     Division
John (Jack) R. Rice......................      52    Vice President and President, Austron,
                                                     Inc.
David C. Robinson........................      55    Vice President and President,
                                                     Bancomm/Timing Division
Raymond L. Waguespack....................      65    Vice President, International Sales
David A. Young...........................      52    Vice President, Chief Financial Officer,
                                                     Secretary and Treasurer
G. Tilton Gardner(1)(2)..................      61    Director
Donovan B. Hicks(2)......................      59    Director
R. David Hoover..........................      51    Director
Michael M. Mann(1).......................      57    Director
Dan L. McGurk(1)(2)......................      70    Director
Edward A. Money(1).......................      66    Director
Thomas J. O'Rourke(2)....................      73    Director

---------------
(1) Member of Audit Committee
(2) Member of Compensation Committee

     Louis B. Horwitz has been the President and Chairman of the Board of Directors of the Company since October 1976 and a director of the Company since May 1975. Prior to joining the Company, Mr. Horwitz was an independent management consultant and an Executive Vice President of Xerox Data Systems, a manufacturer of computers. Mr. Horwitz is currently a director of Newport Corporation, a manufacturer of electro-optical components. It is anticipated that Mr. Horwitz will retire as Chief Executive Officer and President in the near future and continue for a period as Chairman of the Board.

     Heinz Badura has been Vice President of the Company and President of the Company's Efratom subsidiary, Efratom Time and Frequency, Inc., since August 1995. From 1973 to 1995, he held a variety of positions at Efratom, most recently, Vice President.

     Paul E. Baia has been Vice President of the Company and President of its Frequency and Time Systems, Inc. subsidiary since January 1996. From January 1990 to January 1996, he served as General Manager of Frequency and Time Systems, Inc.

     Robert F. Ellis has been Vice President of the Company since November 1988 and has led its Telecommunications Sales Division since May 1995. From November 1988 to May 1995 he served as President of the Company's subsidiary, Austron, Inc. From 1975 to November 1988, Mr. Ellis served as Senior Vice President of Austron, Inc.

     John (Jack) R. Rice has been Vice President and General Sales Manager of the Company since April 1994 and has been President of the Company's Austron, Inc. subsidiary since May 1995. From

April 1994 to May 1995 he was General Sales Manager of the Company. From 1987 to 1994, he served as Director of North American Sales and of OEM Sales for Emulex Corporation, a computer hardware manufacturing company.

     David C. Robinson has been Vice President of the Company and President of the Company's Bancomm Division since March 1994. From February 1986 to March 1994, he served as General Manager of the Bancomm Division. Mr. Robinson became President of Bancomm Corporation in 1984, which he served as Vice President of Marketing since May 1978.

     Raymond L. Waguespack has been Vice President of the Company since 1989, served as Secretary of the Company from October 1993 to July 1994 and served as President, International Sales Division since April 1996. He has been President of the Company's Timing Division from October 1993 to April 1996. From April 1993 to September 1993, he served as International Sales and Marketing Manager of the Timing Division. From September 1989 to March 1993, Mr. Waguespack served as President of TCXO Enterprises, formerly Spectrum Technology, Inc., a former subsidiary of the Company, which manufactured quartz oscillators.

     David A. Young has been Vice President, Chief Financial Officer, Secretary and Treasurer of the Company since July 1994. From January 1993 to July 1994, he served as Executive Vice President and Chief Executive Officer of Blower-Dempsay Corporation, a paper and chemical company. From July 1990 to March 1992, he served as Vice President Finance and Administration, Chief Financial Officer and Secretary of Alpha Microsystems, a computer company.

     G. Tilton Gardner has been a director of the Company since 1976. Mr. Gardner is currently Executive Vice President of Van Kasper & Company, an investment banking firm that is acting as a representative of the underwriters in this offering. From 1965 until 1988, he was associated with Morgan, Olmstead, Kennedy & Gardner Incorporated, an investment banking firm, serving as Chief Executive Officer and Chairman of the Board from 1976. In 1988, that company was combined with Wedbush Securities to form Wedbush Morgan Securities, for which Mr. Gardner served as Executive Vice President until February 1993.

     Donovan B. Hicks has been a director of the Company since March 1995. Mr. Hicks was Group Vice President of the Ball Aerospace and Communications Group of Ball Corporation from 1981 to 1996. Mr. Hicks was appointed to the Board of Directors of the Company in connection with the Company's acquisition of Efratom Time and Frequency Products, Inc. and Efratom Elektronik GmbH from Efratom Holding, Inc., a wholly owned subsidiary of Ball Corporation, pursuant to the terms of the Stockholder's Agreement, dated March 17, 1995, between the Company and Efratom Holding, Inc. Mr. Hicks is currently the Managing Partner of Cygnus Enterprise Development LLC.

     R. David Hoover has been a director of the Company since March 1995. Mr. Hoover is currently Executive Vice President and Chief Financial Officer of Ball Corporation. From 1988 to 1992, he was Vice President and Treasurer of Ball Corporation. Mr. Hoover is currently a director of American National Bank, a national banking association. Mr. Hoover was appointed to the Board of Directors of the Company in connection with the Company's acquisition of Efratom Time and Frequency Products, Inc. and Efratom Elektronik GmbH from Efratom Holding, Inc., a wholly owned subsidiary of Ball Corporation, pursuant to the terms of the Stockholder's Agreement, dated March 1995, between the Company and Efratom Holding, Inc.

     Michael M. Mann has been a director of the Company since May 1989. He has been a director and President of the Blue Marble Development Group, Inc., an international corporate development and consulting group, since its formation in 1988. Mr. Mann is also currently serving as Chairman of the Board of Management Technology, Inc., a developer of management systems software, and as a director of Safeguard Health Enterprises, a corporation engaged in providing dental and vision plans. Mr. Mann also provides consulting services to state and federal governmental agencies and multi-national corporations and has served as a member of the Army Science Board. From mid-1987 to 1988,

Mr. Mann was a senior consultant and director of Aerospace Industries Centre with Arthur D. Little Inc., an international consulting firm.

     Dan L. McGurk has been a director of the Company since May 1977. He has been a private investor and consultant since 1970. Mr. McGurk is Treasurer and Chairman of the Board of Southland Title Corporation. Prior to 1970, he was President of Xerox Data Systems, a manufacturer of computers, and from May 1976 to January 1977 he served as Associate Director of the Office of Management and Budget, Executive Office of the President of the United States. He is currently a director of Bowmar Instruments Corporation, a manufacturer of electrical and electro-mechanical parts, and Newport Corporation, a manufacturer of electro-optical components.

     Edward A. Money has been a director of the Company since May 1980. He has been President of The Edward A. Money Corporation, a company supplying specialty automotive parts, since February 1982. He was Vice President-Finance, Treasurer and Secretary of the Company from February 1977 to February 1982.

     Thomas J. O'Rourke has been a director of the Company since May 1979. He is currently President and Chairman of the Board of O'Rourke Investment Corp., an investment company. He was a General Partner of Hambrecht and Quist Venture Partners, a venture capital firm, from January 1985 to April 1988. From 1966 to 1985, he was the President and Chairman of the Board of Tymshare, Inc., a computer services company.

     The Company's executive officers are appointed by the Board of Directors and serve at the Board's discretion. There are no family relationships among the directors and executive officers of the Company.

BOARD OF DIRECTORS

     The Company's Certificate of Incorporation provides for the Board of Directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors is elected at each annual meeting of stockholders of the Company, with the other classes continuing for the remainder of their respective three-year terms. The classification of the Board of Directors may make it more difficult for the Company's existing stockholders to replace the Board of Directors as well for another party to obtain control of the Company by replacing the Board of Directors. See "Description of Capital Stock -- Delaware Law and Certain Charter Provisions" and "Risk
Factors -- Potential Effect of Anti-Takeover Provisions."

     The Board of Directors has an Audit Committee and a Compensation Committee. The principal duties of the Audit Committee are (1) to recommend to the Board of Directors the selection of the Company's independent accountants, (2) to discuss and review with the Company's independent accountants the audit plan, auditor's report and management letter and the Company's accounting policies and (3) to review the accounting procedures and internal control procedures recommended by the Company's independent accountants. The principal duties of the Compensation Committee are (1) to administer and approve the annual compensation rates of all officers and key employees of the Company, (2) to administer the incentive compensation, stock award, stock option and other compensation plans of the Company and (3) to make recommendations to the Board in connection with such plans.

     Each member of the Board of Directors receives $1,000 per month for service as a director. In addition, each nonemployee member of the Board of Directors receives $500 for each meeting of the Board of Directors attended by that director and $250 for each meeting of a committee of the Board attended, other than committee meetings held in conjunction with meetings of the Board of Directors. In addition, under the Company's 1994 Stock Incentive Plan, each incumbent director who is not an employee of the Company is automatically granted a non-qualified option to purchase 2,000 shares of the Company's Common Stock on the first business day of each calendar year. Such options (i) have an exercise price equal to the fair market value of the Common Stock on the date of grant, (ii) vest in full one year from the date of grant and (iii) have a ten year term. Mr. Hoover and Mr. Hicks, who were appointed to the Board of Directors pursuant to the Stockholder's Agreement between the Company and Efratom Holding, Inc., have agreed to waive their fees and stock options as directors.

EXECUTIVE COMPENSATION

     The following table sets forth summary information concerning compensation paid to the Company's Chief Executive Officer and the four other executive officers who earned salary and bonus for fiscal year 1996 in excess of $100,000 for services rendered to the Company in all capacities during the three fiscal years ended December 31, 1996, 1995 and 1994 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM
                                                                            COMPENSATION
                                                                               AWARDS
                                                            ANNUAL          ------------
                                                         COMPENSATION        SECURITIES
                                                      -------------------    UNDERLYING        ALL OTHER
         NAME AND PRINCIPAL POSITION           YEAR   SALARY($)  BONUS($)    OPTIONS(#)    COMPENSATION($)(2)
---------------------------------------------  -----  --------   --------   ------------   ------------------
Louis B. Horwitz(1)..........................   1996   247,000                 40,000             4,043
  President and Chairman                        1995   222,000     75,000         -0-             5,006
  of the Board                                  1994   210,848    110,000      25,000             5,005
Heinz Badura.................................   1996   150,000                 15,000             3,811
  Vice President of Datum Inc.                  1995    90,000     50,000       5,000             2,247
  and President of Efratom Time                 1994        --         --          --                --
  & Frequency, Inc.
Robert F. Ellis..............................   1996   140,000                    -0-             3,490
  Vice President of Datum Inc.                  1995   130,535     20,000       3,750             3,263
                                                1994   117,910    100,000       8,750             2,948
John (Jack) R. Rice..........................   1996   150,000                  5,000             2,792
  Vice President of Datum Inc.                  1995   151,419     30,000         -0-             2,452
  and President of Austron, Inc.                1994    81,979     20,000      15,000             1,477
David A. Young...............................   1996   130,000                  5,000             4,017
  Vice President of Datum Inc.                  1995   120,000     30,000         -0-             3,490
  and Chief Financial Officer                   1994    48,654     20,000      15,000               423

---------------

(1) Salary amounts for Mr. Horwitz include director's fees of $12,000, $12,000 and $10,667 for the years 1996, 1995 and 1994, respectively.

(2) Amounts shown represent Company contributions under the Company's Savings and Retirement Plan for the listed executives.

OPTION MATTERS

     Option Grants. The following table sets forth certain information concerning grants of options to each of the Company's Named Executive Officers during the fiscal year ended December 31, 1996. In addition, in accordance with the rules and regulations of the Securities and Exchange Commission, the following table sets forth the hypothetical gains or "option spreads" that would exist for the options. Such gains are based on assumed rates of annual compound stock appreciation of 5% and 10% from the date on which the options were granted over the full term of the options. The rates do not represent the Company's estimate or projection of future Common Stock prices and no assurance can be given that the rates of annual compound stock appreciation assumed for the purposes of the following table will be achieved.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                              POTENTIAL REALIZABLE
                                                  INDIVIDUAL GRANTS                             VALUE AT ASSUMED
                             ------------------------------------------------------------       ANNUAL RATES OF
                             NUMBER OF        % OF TOTAL                                          STOCK PRICE
                             SECURITIES        OPTIONS                                          APPRECIATION FOR
                             UNDERLYING       GRANTED TO                                          OPTION TERM
                              OPTIONS        EMPLOYEES IN       EXERCISE       EXPIRATION     --------------------
           NAME              GRANTED(#)     FISCAL YEAR(1)     PRICE($/SH)      DATE(2)        5%($)       10%($)
---------------------------  ----------     --------------     -----------     ----------     --------    --------
Louis B. Horwitz...........    40,000            30.2%            10.125         3/1/06        254,705     645,466
Heinz Badura...............     5,000             3.8%            10.125         3/1/06         31,839      80,685
Robert F. Ellis............        --              --                 --             --             --          --
John (Jack) R. Rice........     5,000             3.8%            10.125         3/1/06         31,839      80,685
David A. Young.............     5,000             3.8%            10.125         3/1/06         31,839      80,685

---------------

(1) Options to purchase an aggregate of 132,500 shares of Common Stock were granted to employees, including the Named Executive Officers during the fiscal year ended December 31, 1996.

(2) Options granted have a term of 10 years, subject to earlier termination in certain events related to termination of employment. Options become exercisable with respect to 25% of the shares on March 1, 1997, and the balance becomes exercisable in three equal annual installments thereafter.

     Option Exercises. The following table sets forth certain information concerning the exercise of options by each of the Company's Named Executive Officers during the fiscal year ended December 31, 1996, including the aggregate value of gains on the date of exercise. In addition, the table includes the number of shares covered by both exercisable and unexercisable stock options as of December 31, 1996. Also reported are the values for "in the money" options which represent the positive spread between the exercise prices of any such existing stock options and the fiscal year end price of the Company's Common Stock ($16.875 per share).

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                      NUMBER OF SECURITIES
                                                     UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                        OPTIONS AT FISCAL           IN-THE-MONEY OPTIONS
                                                           YEAR-END(#)              AT FISCAL YEAR-END($)
                                                   ---------------------------   ---------------------------
                        NAME                       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
    ---------------------------------------------  -----------   -------------   -----------   -------------
    Louis B. Horwitz.............................     32,500         52,500         405,000        420,000
    Heinz Badura.................................      3,750         16,250          21,875         99,375
    Robert F. Ellis..............................     16,563          7,187         214,339         69,724
    John (Jack) R. Rice..........................      7,500         12,500          94,688        128,438
    David A. Young...............................     10,000         10,000         118,750         93,125

SEVERANCE AND CONSULTING AGREEMENTS

     Effective as of March 7, 1986, the Company entered into an Executive Agreement with Mr. Horwitz. The Executive Agreement provides for the payment of benefits in the event that Mr. Horwitz's employment is terminated within three years subsequent to a "change in control" of the Company (as defined in the Executive Agreement) under certain circumstances. A "change in control" includes the ownership by any person of 30% or more of the combined voting power of the Company's outstanding securities and certain changes in the composition of the Company's Board of Directors. The benefits payable under the Executive Agreement are (i) an amount equal to three times the average of the aggregate annual compensation paid by the Company to Mr. Horwitz during the five calendar years preceding the change in control of the Company, (ii) the right for a period of three months following the employment termination to exercise all unexercised stock options, whether or not they have vested, and (iii) the automatic vesting of all restricted stock awarded to Mr. Horwitz. The foregoing benefits are to be reduced to the extent necessary so that no portion thereof shall be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended. The benefits are payable on the date of termination of Mr. Horwitz's employment. Under the Executive Agreement, if such termination had occurred at the end of the fiscal year ended December 31, 1996, Mr. Horwitz would have received $761,080.

     On October 9, 1992, the Company entered into a consulting agreement with Mr. Horwitz. The Consulting Agreement provides for consulting services to be provided commencing on the retirement of Mr. Horwitz as an officer and employee of the Company. The Consulting agreement commences on Mr. Horwitz' retirement and continues for twelve months thereafter and may be renewed at the Company's option for successive additional twelve month periods or any portion thereof. In the event of a "change of control" of the Company (as defined in the Consulting Agreement) while the Consulting Agreement is in force, the term will be extended for a period of ten years from commencement. Under the Consulting Agreement, Mr. Horwitz is to provide such advice and consultation as the Company requests, including with respect to strategic planning, management, financial analysis, product planning and other corporate matters. As compensation, Mr. Horwitz will be paid $8,333.33 per day, plus travel expenses, and will be guaranteed a minimum of twelve days of service per year. In the event of death or disability prior to the end of the term of the Consulting Agreement, or any renewal term, and prior to a change of control of the Company, Mr. Horwitz, or his estate, shall be entitled to an amount equal to the fee for twelve days of consulting. In the event of death or disability after a change of control which results in an extension of the term, Mr. Horwitz, or his estate, will be entitled to the minimum annual payments for the balance of the term. The Consulting Agreement provides that it will be binding on successors to the Company's business.

     On September 26, 1996, the Company entered into a Consulting Agreement with Robert F. Ellis, the Company's Vice President, Telecommunications Sales Division. Under the terms of the Consulting Agreement, Mr. Ellis is to provide consulting services to the Company, for an initial 12 month period, commencing on his retirement which is scheduled to occur in July 1999. The Consulting Agreement becomes null and void, unless reaffirmed by both parties, in the event that Mr. Ellis' service with the Company is severed, for any reason, prior to July 1999. Upon a "change in control" of the Company (as defined in the Consulting Agreement) while the Consulting Agreement is in force, the term will be extended for a period of five years commencing on Mr. Ellis's termination of employment. Under the Consulting Agreement, Mr. Ellis is to provide such advice and consultation as requested by the Company, including with respect to business planning, management, financial analysis and other corporate matters. As compensation, Mr. Ellis will be paid $2,500 per day plus travel expenses, for a guaranteed a minimum of twelve days of service per year. In the event of death or disability prior to the end of the term of the Consulting Agreement, or any renewal term, and prior to a change in control of the Company, Mr. Ellis, or his estate, shall be entitled to an amount equal to the fee for twelve days of consulting. In the event of death or disability after a change in control which results in an extension of the term, Mr. Ellis, or his estate, will be entitled to the minimum annual payments for the balance of the term. The Consulting Agreement provides that it will be binding on successor's of the Company's business.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of December 31, 1996, (i) by each person (or group of affiliated persons) who is known by the Company to own beneficially more than five percent of the Company's Common Stock, (ii) the Selling Stockholders, (iii) by each of the Company's directors, (iv) by each of the Named Executive Officers, and (v) by all directors and executive officers as a group. The table is adjusted to reflect the sale of shares of Common Stock offered hereby. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                                       SHARES BENEFICIALLY                          SHARES BENEFICIALLY
                                              OWNED                                        OWNED
                                        PRIOR TO OFFERING                             AFTER OFFERING
                                    -------------------------        SHARES         -------------------
       NAME AND ADDRESS(1)           NUMBER           PERCENT     BEING OFFERED     NUMBER      PERCENT
----------------------------------  ---------         -------     -------------     -------     -------
Efratom Holding, Inc.(2)..........  1,277,778           31.6%        600,000        677,778       13.1%
  10 Longs Peak Drive
  Broomfield, Colorado 80021
The Prudential Insurance
  Company of America..............    175,000            4.1         100,000         75,000        1.4
Louis B. Horwitz(3)(4)............    213,850            5.2              --        213,850        4.1
  9975 Toledo Way
  Irvine, California 92718
Heinz Badura(3)(5)................      4,812              *              --          4,812          *
Robert F. Ellis(3)(6).............     19,394              *              --         19,394          *
G. Tilton Gardner(3)..............     34,000              *              --         34,000          *
Donovan B. Hicks(7)...............        500              *              --            500          *
R. David Hoover(8)................        500              *              --            500          *
Michael M. Mann(3)(9).............     51,000            1.2              --         51,000          *
Dan L. McGurk(3)..................     38,000              *              --         38,000          *
Edward A. Money(3)................     36,000              *              --         36,000          *
Thomas J. O'Rourke(3)(10).........     90,000            2.2              --         90,000        1.7
John (Jack) R. Rice(3)(11)........      9,422                             --          9,422          *
David A. Young(3)(12).............     13,014              *              --         13,014          *
All Officers and Directors as a
  Group (15 persons)(13)..........    554,911           12.9              --        554,911       10.7

---------------

  *  Less than 1%

 (1) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 1996 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. To the Company's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Information with respect to beneficial ownership is based upon the Company's stock records and data supplied to the Company by the holders.

 (2) Efratom Holding, Inc. is a wholly-owned subsidiary of Ball Corporation.

 (3) Included in the total number of shares listed are 42,500 shares for Mr. Horwitz, 18,000 shares for each of Messrs. McGurk, Mann, Money and O'Rourke, 16,563 shares for Mr. Ellis, 8,750 shares for Mr. Rice, 11,250 shares for Mr. Young, 10,000 shares for Mr. Gardner and 3,750 shares for Mr. Badura which may be acquired within sixty days of December 31, 1996, upon exercise of outstanding options.

 (4) Includes 4,585 shares held for the account of Mr. Horwitz in the Company's Savings and Retirement Plan. Does not include 18,000 shares owned by adult children of Mr. Horwitz.

 (5) Includes 562 shares held for the account of Mr. Badura in the Company's Savings and Retirement Plan.

 (6) Includes 2,831 shares held for the account of Mr. Ellis in the Company's Savings and Retirement Plan.

 (7) Does not include 1,277,778 shares held by Efratom Holding, Inc. Mr. Hicks is the President of Efratom Holding, Inc. and disclaims beneficial ownership of all such shares.

 (8) Does not include 1,277,778 shares held by Efratom Holding, Inc. Mr. Hoover is the Chief Financial Officer of Ball Corporation, the corporate parent of Efratom Holding, Inc., and disclaims beneficial ownership of all such shares.

 (9) Includes 33,000 shares that are subject to shared voting and investment powers. These shares are owned by Blue Marble Development Group, Inc. Defined Benefit Pension Plan and Trust, of which Mr. Mann and his spouse are co-trustees.

(10) Includes 33,000 shares as to which Mr. O'Rourke has shared voting and investment powers. These shares are owned by O'Rourke Investment Corp., of which Mr. O'Rourke is president and chairman.

(11) Includes 672 shares held for the account of Mr. Rice in the Company's Savings and Retirement Plan.

(12) Includes 716 shares held for the account of Mr. Young in the Company's Savings and Retirement Plan. Also includes 548 shares as to which Mr. Young has shared voting or investment powers.

(13) Includes 198,789 shares which may be acquired within sixty days after December 31, 1996, upon exercise of outstanding options. Also includes 14,692 shares held for the account of officers and directors in the Company's Savings and Retirement Plan. Excludes 1,277,778 shares held by Efratom Holding, Inc. -- see footnotes (7) and (8).

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, $.25 par value, and 1,000,000 shares of Preferred Stock, $.25 par value.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share in all matters to be voted on by the stockholders. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the shares to be issued in this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     No shares of Preferred Stock are outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue the shares of Preferred Stock in one or more series and to fix the rights, preferences and privileges thereof, including voting rights, terms of redemption, redemption prices, liquidation preferences, conversion rights, number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, could issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. This provision may be deemed to have a potential anti-takeover effect and the issuance of Preferred Stock in accordance with such provision may delay or prevent a change of control of the Company. See "Risk Factors -- Potential Effect of Anti-Takeover Provisions."

WARRANT

     The Prudential Insurance Company of America ("Prudential") holds a warrant to purchase 175,000 shares of Common Stock at an exercise price of $11.50 per share, issued in connection with the sale of $18,000,000 in long-term notes ("Notes") to Prudential. See "Managements Discussion and Analysis of Financial Condition and Results of Operations." The warrant becomes exercisable on the earlier of September 27, 1997, the consummation of a public offering of Common Stock, an event of default under the Notes, or a change of control of the Company and expires September 27, 2003. Both the warrant exercise price and the number of shares issuable upon exercise are subject to adjustments for stock splits, combinations and other recapitalization and for certain dilutive issuances of Common Stock. In connection with this offering, Prudential will exercise the warrant for 100,000 shares by payment in cash and sell such shares in this offering. As a result, Prudential will retain the remainder of the warrant to purchase 75,000 shares.

REGISTRATION RIGHTS

     Efratom Holding, Inc., a subsidiary of Ball Corporation and the holder of 1,277,778 shares of Common Stock prior to this offering, is entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933 (the "Securities Act"). Under the terms of the Stockholder's Agreement between the Company and Efratom Holding, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders, Efratom Holding is entitled to notice of such registration and is entitled to include shares of such Common Stock therein; provided that, among other conditions, the underwriters of any offering have the right to limit the number of shares included in such registration. In connection with such right, an aggregate of 600,000 shares of Common Stock held by Efratom Holding have been registered for sale in this offering. In addition, Efratom Holding may require the Company, beginning four months after the date of this Prospectus, on not more than three occasions, to file a registration statement under the Securities Act at the Company's expense with respect to such shares, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations.

     Prudential holds a warrant to purchase 175,000 shares of Common Stock of the Company. Under the warrant, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, Prudential is entitled to notice of such registration and is entitled to include shares of such Common Stock therein; provided that, among other conditions, the underwriters of any offering have the right to limit the number of shares included in such registration. Prudential has elected to include in this offering the 100,000 shares of Common Stock that it will acquire upon exercise of the warrant. In addition, Prudential may require the Company, on not more than two occasions, to file a registration statement under the Securities Act at the Company's expense with respect to shares issuable upon exercise of such warrant, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of the Delaware General Corporation Law including Section 203, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either (i) prior to the date at which the person becomes an interested stockholder, the Board of Directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     The Company's Restated Certificate contains a provision which limits to the fullest extent permitted by Delaware law, the liability of a director to the Company or its stockholders for monetary damages for a breach of such director's fiduciary duty as a director. Delaware law presently permits such limitation of a director's liability except where a director (i) breaches his or her duty of loyalty to the Company or its stockholders, (ii) fails to act in good faith or engages in intentional misconduct or a knowing violation of law, (iii) authorizes payment of an unlawful dividend or stock repurchase, or (iv) obtains an improper personal benefit.

     This provision is intended to afford directors additional protection, and limit their potential liability, from suits alleging a breach of the duty of care by a director. The Company believes this provision will assist it in maintaining and securing the services of directors who are not employees of the Company. As a result of the inclusion of such a provision, stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders for any particular case, stockholders may not have any effective remedy against the challenged conduct. The Restated Certificate and Bylaws also provide that directors or officers shall be indemnified against liabilities arising from their service as directors or officers to the fullest extent permitted by law, which generally requires that the individual act in good faith and in a manner he or she reasonably believes to be in or not opposed to the Company's best interests. The Company has obtained directors and officers insurance to limit its exposure under these provisions.

     Under the Company's Restated Certificate, the Board of Directors is divided into three classes of directors with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors, as it generally makes it more difficult for stockholders to replace a majority of the directors. See "Risk Factors -- Potential Effect of Anti-Takeover Provisions."

STOCK TRANSFER AGENT AND REGISTRAR

     The stock transfer agent and registrar for the Company's Common Stock is ChaseMellon Shareholder Services.

                                  UNDERWRITING

     Hambrecht & Quist LLC, Oppenheimer & Co., Inc. and Van Kasper & Company are acting as representatives (the "Representatives") of each of the underwriters named below (the "Underwriters"). Subject to the terms and conditions set forth in an underwriting agreement dated as of the date hereof (the "Underwriting Agreement"), the Underwriters named below have severally agreed to purchase the aggregate number of shares of Common Stock set forth opposite their respective names:

                                    NAME                               NUMBER OF SHARES
        -------------------------------------------------------------  ----------------
        Hambrecht & Quist LLC........................................
        Oppenheimer & Co., Inc.......................................
        Van Kasper & Company.........................................

                                                                              ---------
                  Total..............................................
                                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriter's obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $       per share. The Underwriters may allow, and such dealers may reallow,
a concession not in excess of $       per share to certain other dealers. After
the public offering of the shares, the offering price and other selling terms may be changed by the Representatives.

     The Company and a Selling Stockholder have granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 255,000 additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company and such Selling Stockholder will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company and the beneficial owners of 1,307,689 shares of the Company's Common Stock, after giving effect to the sales by the Selling Stockholders in this offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them during the 90 day period following the effective date of this offering, except that the Company may issue shares upon the exercise of options granted prior to the date hereof and pursuant to its Savings and Retirement Plan and may grant additional options under its stock option plans.

     In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market, may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Stradling, Yocca, Carlson & Rauth, a professional corporation, Newport Beach, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement (including any amendments thereto) on Form S-2 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies may be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith, files reports, proxy or information statements, and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices: 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, by mail at prescribed rates. In addition, the Commission has a Web site on the World Wide Web at http://www.sec.gov, containing reports, proxy and information statements and other information registrants, such as the Company, file electronically with the Commission. The Common Stock is traded on the Nasdaq National Market, and the Company's reports, proxy or information statements and other information may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended December 31, 1995, Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and the Company's Proxy Statement for its March 16, 1995 Special Meeting of Stockholders, which have been filed by the Company with the Commission, are incorporated by reference in this Prospectus.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the document). Requests for copies should be directed to David
A. Young, Vice President and Chief Financial Officer, Datum Inc., 9975 Toledo Way, Irvine, California 92718-8119, telephone (714) 380-8880.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
DATUM INC.
  Report of Price Waterhouse LLP, Independent Accountants...............................   F-2
  Consolidated Balance Sheet as of December 31, 1996 and 1995...........................   F-3
  Consolidated Statement of Operations for the years ended
     December 31, 1996, 1995 and 1994...................................................   F-4
  Consolidated Statement of Stockholders' Equity for the years ended
     December 31, 1996, 1995 and 1994...................................................   F-5
  Consolidated Statement of Cash Flows for the years ended
     December 31, 1996, 1995 and 1994...................................................   F-6
  Notes to Consolidated Financial Statements............................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Datum Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Datum Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Costa Mesa, California
February 17, 1997

                          DATUM INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1996        1995
                                                                           -------     -------
ASSETS
Current assets
  Cash and cash equivalents..............................................  $ 1,389     $   587
  Accounts receivable, less allowance for doubtful accounts of $107 and
     $68.................................................................   16,816      13,638
  Inventories............................................................   19,270      20,161
  Prepaid expenses.......................................................      425         200
  Deferred income taxes..................................................    2,007       1,830
  Income tax refund receivable...........................................                  109
                                                                           -------     -------
          Total current assets...........................................   39,907      36,525
Land, buildings and equipment, net.......................................   15,255      15,654
Excess of purchase price over net assets acquired, net of accumulated
  amortization of $2,056 and $1,162......................................   13,020      13,914
Other assets.............................................................      506          44
                                                                           -------     -------
                                                                           $68,688     $66,137
                                                                           =======     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable.......................................................  $ 7,542     $ 5,155
  Accrued salaries and wages.............................................    2,693       2,102
  Accrued warranty.......................................................    1,434       1,337
  Other accrued expenses.................................................    1,119       1,896
  Income taxes payable...................................................    1,049         105
  Notes payable to bank..................................................       --      10,442
  Current portion of long-term debt......................................       41       3,178
                                                                           -------     -------
          Total current liabilities......................................   13,878      24,215
                                                                           -------     -------
Long-term debt...........................................................   17,318       7,938
                                                                           -------     -------
Post-retirement benefits.................................................      446         290
                                                                           -------     -------
Other long-term liabilities..............................................    1,428       1,388
                                                                           -------     -------
Deferred income taxes....................................................      995         993
                                                                           -------     -------
Stockholders' equity --
  Preferred stock, par value $.25 per share
     Authorized -- 1,000,000 shares in 1996 and no shares in 1995
     Issued -- none
  Common stock par value $.25 per share
     Authorized -- 10,000,000 shares in 1996 and 8,000,000 shares in 1995
     Issued -- 4,091,291 shares in 1996 and 4,018,968 shares in 1995.....    1,023       1,005
     Additional paid-in capital..........................................   25,845      24,418
     Retained earnings...................................................    7,956       5,982
     Cumulative translation adjustment...................................     (201)        (92)
                                                                           -------     -------
          Total stockholders' equity.....................................   34,623      31,313
Commitments (Notes C and I)
                                                                           -------     -------
                                                                           $68,688     $66,137
                                                                           =======     =======

                 See Notes to Consolidated Financial Statements

                          DATUM INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                   YEAR ENDED DECEMBER 31,
                                                            -------------------------------------
                                                              1996          1995          1994
                                                            ---------     ---------     ---------
Net sales.................................................  $  91,854     $  67,257     $  30,897
                                                            ---------     ---------     ---------
Costs and expenses
  Cost of goods sold......................................     56,285        40,010        17,491
  Selling.................................................     12,182         9,836         5,206
  Product development.....................................      7,667         7,087         2,494
  General and administrative..............................     10,127         8,460         3,934
  Interest expense........................................      2,255         1,667           241
  Interest (income).......................................         (7)          (17)          (15)
                                                            ---------     ---------     ---------
                                                               88,509        67,043        29,351
                                                            ---------     ---------     ---------
Income before income taxes................................      3,345           214         1,546
Income tax provision......................................      1,371           154           610
                                                            ---------     ---------     ---------
Net income................................................  $   1,974     $      60     $     936
                                                            =========     =========     =========
Net income per share......................................  $     .46     $     .02     $     .34
                                                            =========     =========     =========
Weighted average number of shares outstanding.............  4,253,019     3,954,307     2,732,812
                                                            =========     =========     =========

                 See Notes to Consolidated Financial Statements

                          DATUM INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                   COMMON STOCK      ADDITIONAL              CUMULATIVE
                                                ------------------    PAID-IN     RETAINED   TRANSLATION
                                                  SHARES    AMOUNT    CAPITAL     EARNINGS   ADJUSTMENT
                                                ----------  ------   ----------   --------   -----------
Balances at December 31, 1993.................   2,596,659  $ 649     $ 10,004     $4,986          --
  Issuance of common stock under 401(k)
     plan.....................................      32,740      8          165
  Exercise of stock options...................      38,825     10          125
  Net income..................................                                        936
                                                 ---------  ------    --------     ------       -----
Balances at December 31, 1994.................   2,668,224    667       10,294      5,922          --
  Issuance of common stock under 401(k)
     plan.....................................      30,328      8          347
  Exercise of stock options...................      42,638     11          360
  Acquisition of Efratom......................   1,277,778    319       13,417
  Cumulative translation adjustment...........                                                  $ (92)
  Net income..................................                                         60
                                                 ---------  ------    --------     ------       -----
Balances at December 31, 1995.................   4,018,968  1,005       24,418      5,982         (92)
  Issuance of common stock under 401(k)
     plan.....................................      44,610     11          453
  Exercise of stock options...................      27,713      7          189
  Issuance of common stock warrants...........                             785
  Cumulative translation adjustment...........                                                   (109)
  Net income..................................                                      1,974
                                                 ---------  ------    --------     ------       -----
Balances at December 31, 1996.................   4,091,291  $1,023    $ 25,845     $7,956       $(201)
                                                 =========  ======    ========     ======       =====

                 See Notes to Consolidated Financial Statements

                          DATUM INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                  1996        1995       1994
                                                                --------    --------    -------
Cash flows from operating activities:
  Net income..................................................  $  1,974    $     60    $   936
                                                                --------    --------    -------
  Adjustments to reconcile net income to net cash provided by
     (used for) operating activities:
       Depreciation and amortization..........................     3,040       2,393        691
       Amortization of goodwill...............................       894         616         79
       Contribution of shares of common stock to the Company's
          401(k) plan.........................................       464         355        173
  Changes in assets and liabilities, net of acquisition:
     Increase in accounts receivable..........................    (3,178)     (1,486)    (1,280)
     (Increase) decrease in inventories.......................       891      (5,678)      (342)
     Increase in prepaid expenses.............................      (225)       (422)      (305)
     Decrease in income tax refund receivable.................       109         107         56
     (Increase) decrease in deferred income taxes.............      (175)     (1,111)        59
     (Increase) decrease in other assets......................      (491)         12         15
     Increase (decrease) in accounts payable..................     2,387       2,361        (49)
     Increase (decrease) in accrued expenses..................       (89)      2,222        263
     Increase in income taxes payable.........................       944         105         --
     Increase in other long-term liabilities..................        40         188         --
     Increase in post-retirement benefits.....................       156         138         76
                                                                --------    --------    -------
  Total reconciling items.....................................     4,767        (200)      (564)
                                                                --------    --------    -------
  Net cash provided by (used for) operating activities........     6,741        (140)       372
                                                                --------    --------    -------
Cash flows from investing activities:
  Book value of equipment disposals...........................        98          20         18
  Capital expenditures........................................    (2,685)     (2,937)      (766)
  Payment for acquisition, net of cash acquired...............        --     (15,246)        --
  Other.......................................................       (99)       (190)        --
                                                                --------    --------    -------
  Net cash used in investing activities.......................    (2,686)    (18,353)      (748)
                                                                --------    --------    -------
Cash flows from financing activities:
  Proceeds from (reductions of) line of credit................   (10,442)      7,442         75
  Proceeds from long-term debt and notes payable..............    17,736      12,596         --
  Repayment of long-term debt and notes payable...............   (11,528)     (1,550)      (264)
  Exercise of stock options...................................       196         371        135
  Proceeds from issuance of common stock warrants.............       785          --         --
                                                                --------    --------    -------
  Net cash provided by (used for) financing activities........    (3,253)     18,859        (54)
                                                                --------    --------    -------
Net increase (decrease) in cash and cash equivalents..........       802         366       (430)
Cash and cash equivalents at beginning of year................       587         221        651
                                                                --------    --------    -------
Cash and cash equivalents at end of year......................  $  1,389    $    587    $   221
                                                                ========    ========    =======

                 See Notes to Consolidated Financial Statements

                          DATUM INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1995 AND 1994

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE A -- DESCRIPTION OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of the Company: Datum designs, manufactures and markets a wide variety of high-performance time and frequency products used to synchronize the flow of information in telecommunications networks. The Company is also a leading supplier of precise timing products for enterprise computing networks and a wide variety of space, scientific and industrial test and measurement applications.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and accounts have been eliminated.

     Revenue Recognition:  Revenues are recorded when products are shipped.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

     Inventory Valuation: Inventories are stated at the lower of cost or market; cost is determined on a first-in, first-out basis.

     Inventories comprise the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1996        1995
                                                                       -------     -------
    Purchased parts..................................................  $ 7,074     $ 7,801
    Work-in-process..................................................    9,096       9,002
    Finished products................................................    3,100       3,358
                                                                       -------     -------
                                                                       $19,270     $20,161
                                                                       =======     =======

     Land, Buildings and Equipment: Land, buildings and equipment, which are recorded at cost and depreciated where appropriate by the straight-line method, consist of the following:

                                                        DECEMBER 31,
                                                     -------------------       DEPRECIABLE
                                                      1996        1995            LIFE
                                                     -------     -------     ---------------
    Land...........................................  $ 2,040     $ 2,040
    Buildings......................................    4,494       4,474      20 to 40 years
    Equipment......................................   15,685      15,145       3 to 10 years
    Leasehold improvements.........................      930       1,150       5 to 20 years
                                                     -------     -------
                                                      23,149      22,809
    Less accumulated depreciation and
      amortization.................................    7,894       7,155
                                                     -------     -------
                                                     $15,255     $15,654
                                                     =======     =======

     Expenditures for maintenance and repairs are charged directly to income, and betterments and major renewals are capitalized.

                          DATUM INC. AND SUBSIDIARIES

     Excess of Acquisition Costs Over Fair Value of Net Assets of Businesses
Acquired: The excess of the purchase price of businesses or assets acquired over the fair value of the net assets is amortized over varying periods ranging from 15 to 40 years. At each balance sheet date, the Company reviews the recoverability of long-lived assets and certain intangible assets, including goodwill. In the event the sum of expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded.

     Income Taxes: Effective January 1, 1993, the Company adopted statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). Under the liability method specified under FAS 109, the deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is calculated as the change in net deferred liabilities or assets.

     Consolidated Statement of Cash Flows: For purposes of the consolidated statement of cash flows, cash equivalents include highly liquid investments, with an original maturity of less than three months. Cash paid for interest totaled $2,109, $1,508 and $232 in 1996, 1995 and 1994, respectively. Cash paid for income taxes totalled $580, $909 and $730 in 1996, 1995 and 1994, respectively. In connection with the acquisition of Efratom, the Company issued 1,277,778 shares of common stock valued at $13,736.

     Stock Options and Awards: The Company accounts for employee stock-based compensation in accordance with Accounting Principles Bulletin No. 25. See the disclosures in accordance with Financial Accounting Standard No. 123 (FAS 123) in Note F.

     Net Income Per Share: Net income per share is based upon the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares include those issuable on the exercise of dilutive stock options and common stock warrants (after reduction for common shares assumed to have been purchased with the proceeds). Net income per share is the same on a fully diluted basis for all years presented.

     Disclosures About Fair Value of Financial Instruments: The carrying values of cash, cash equivalents, accounts receivable, accrued liabilities and notes payable approximate their fair values because of the short maturity of these instruments. The carrying value of long-term debt approximates its fair value.

     Long-Lived Assets: In March 1995, Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," was issued. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 1996, the Company adopted this statement and the effect of adoption in 1996 was not material.

     Foreign Currency Translation: The Company follows principles of Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation", (FAS
52) in accounting for foreign operations. The financial statements of the Company's German subsidiary, whose functional currency is the German mark, have been translated into U.S. dollars.

     Reclassifications: Certain reclassifications have been made to the consolidated financial statements for prior years to conform to the 1996 presentation.

                          DATUM INC. AND SUBSIDIARIES

NOTE B -- ACQUISITION

     On March 16, 1995 the stockholders of the Company approved the purchase of all the outstanding capital stock of Efratom Time and Frequency Products, Inc., a Colorado corporation, and Ball Efratom Elektronik GmbH, a corporation organized under the laws of the Republic of Germany (collectively, Efratom). The purchase price consisted of $15,000 cash and 1,277,778 shares of Datum common stock. The final purchase price was subject to a post-closing adjustment of $1,270 based on a comparison of the working capital and fixed assets of Efratom as of August 7, 1994 and as of March 17, 1995. The post closing adjustment was included in goodwill and other long-term liabilities. The acquisition, which has been accounted for as a purchase, closed March 17, 1995.

     The unaudited pro forma combined condensed balance sheet of the Company and Efratom as of December 31, 1994, presuming the acquisition had taken place on that date, after giving effect to certain pro forma adjustments is as follows:

        ASSETS
        Current assets.....................................................  $28,545
        Land, buildings and equipment, net.................................   15,446
        Goodwill...........................................................   12,090
                                                                             -------
                                                                             $56,081
                                                                             =======
        LIABILITIES AND STOCKHOLDERS' EQUITY
        Current liabilities................................................  $13,587
        Long-term debt and other liabilities...............................   14,328
        Stockholders' equity...............................................   28,166
                                                                             -------
                                                                             $56,081
                                                                             =======

     The unaudited pro forma combined results of operations of the Company and Efratom for the years ended December 31, 1995 and 1994, presuming the acquisition had taken place on January 1, 1994, after giving effect to certain pro forma adjustments are as follows:

                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1994
                                                                       -------     -------
    Revenues.........................................................  $76,552     $66,139
                                                                       =======     =======
    Net income.......................................................  $   442     $ 2,141
                                                                       =======     =======
    Net income per share.............................................  $  0.11     $  0.53
                                                                       =======     =======

     The condensed pro forma combined financial information is provided for informational purposes only and does not purport to be indicative of the future results or financial position of the Company or what the results of operations or financial position would have been had the acquisition been effective on the dates indicated. This information should be read in conjunction with these audited consolidated financial statements.

                          DATUM INC. AND SUBSIDIARIES

NOTE C -- LONG-TERM DEBT

     Long-term obligations outstanding are as follows:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1996        1995
                                                                       -------     -------
    $12,000 Revolving Line of Credit, expires November 11, 1998, with interest payable at prime or at LIBOR plus 2.75%, (8.25% at
      December 31, 1996), secured by all assets......................  $    21
    $6,000 Series A Secured Notes (net of discount of $250),
      principal due semi-annually beginning March 27, 1999, to
      September 27, 2000, with interest payable quarterly at 9.07%,
      secured by all assets..........................................    5,750
    $12,000 Series B Secured Notes (net of discount of $500),
      principal due semi-annually beginning March 27, 2001, to
      September 27, 2003, with interest payable quarterly at 10.25%,
      secured by all assets..........................................   11,500
    $14,000 Revolving Line of Credit, expires June 6, 1996, with interest payable at prime plus .5% (9.0% at December 31, 1995),
      secured by accounts receivable and inventory...................              $10,442
    Term Loan I, principal due in monthly installments of $35
      beginning April 17, 1995, to March 17, 2001, with interest payable at prime plus .75% (9.25% at December 31, 1995),
      secured by equipment...........................................                2,187
    Term Loan II, principal due in monthly installments of $8
      beginning April 17, 1995, to March 17, 2000, with interest payable in monthly installments at prime plus .5% (9.0% at
      December 31, 1995), secured by real estate.....................                2,425
    Term Loan III, principal due in monthly installments of $125 beginning April 17, 1995, to March 17, 1999, with interest payable at prime plus .75% (9.25% at December 31, 1995),
      unsecured......................................................                4,875
    Term Commitment up to $2,000, principal due in monthly
      installments of $42 beginning February 10, 1996, to January 10,
      1999, with interest payable monthly commencing September 10,
      1995, at a rate of prime plus .75% (9.25% at December 31,
      1995), secured by equipment....................................                1,500
    Capital equipment leases for various machinery and equipment with
      interest at 6.25% to 14.26% maturing at various dates..........       88         129
                                                                       -------     -------
    Total debt.......................................................   17,359      21,558
      Less line of credit............................................       --     (10,442)
      Less current portion...........................................      (41)     (3,178)
                                                                       -------     -------
    Long-term debt, less current portion.............................  $17,318     $ 7,938
                                                                       =======     =======

                          DATUM INC. AND SUBSIDIARIES

     Aggregate maturities of long-term debt before debt discount at December 31, 1996 are as follows:

          1997...........................................................    $    41
          1998...........................................................         48
          1999...........................................................      3,020
          2000...........................................................      3,000
          2001...........................................................      4,000
          Thereafter.....................................................      8,000
                                                                             -------
                    Total................................................    $18,109
                                                                             =======

     The Company issued common stock warrants in connection with the Series A and Series B Secured Notes allowing for the purchase of up to 175,000 shares of common stock at an exercise price of $11.50 per share. The common stock warrants, which were valued by the Company at $785, have been reflected as debt discount and amortized as additional interest expense. The value of the common stock warrants is included in additional paid-in capital.

     The current credit agreements impose operating and financial restrictions on the Company, including a requirement to maintain certain financial ratios and a certain profitability level. Such restrictions affect, and in some respects limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, repay certain indebtedness prior to its stated maturity, create liens, engage in mergers and acquisitions, transfer assets, make certain capital expenditures and pay dividends.

NOTE D -- INCOME TAXES

     The income tax provision comprises the following:

                                                                  YEAR ENDED DECEMBER 31,
                                                                 -------------------------
                                                                  1996      1995      1994
                                                                 ------     -----     ----
    Provision for income taxes:
      Current:
         Federal.............................................    $1,081     $ 702     $474
         State...............................................       445       168       77
         Foreign.............................................        20       105       --
                                                                 ------     -----     ----
                                                                  1,546       975      551
                                                                 ------     -----     ----
      Deferred:
         Federal.............................................      (155)     (683)      32
         State...............................................       (20)     (138)      27
                                                                 ------     -----     ----
                                                                   (175)     (821)      59
                                                                 ------     -----     ----
                                                                 $1,371     $ 154     $610
                                                                 ======     =====     ====

                          DATUM INC. AND SUBSIDIARIES

     The income tax provision differs from the amount computed by applying the statutory federal income tax rate to income before taxes as follows:

                                                           YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------
                                                 1996                1995                1994
                                           ----------------    ----------------    ----------------
                                                     PRETAX              PRETAX              PRETAX
                                           AMOUNT    INCOME    AMOUNT    INCOME    AMOUNT    INCOME
                                           ------    ------    ------    ------    ------    ------
Computed expected tax expense...........   $1,171     35.0%     $ 73      34.0%     $541      35.0%
State income tax, net of federal income
  tax effect............................     272       8.1%       11       5.1%       87       5.6%
Amortization of excess of purchase price
  over net assets acquired..............      31       1.0%       31      14.5%       31       2.0%
Foreign earnings taxed at different
  rates.................................      20       0.6%       26      12.2%       --        --
Other...................................    (123)     (3.7)%      13       6.2%      (49)     (3.1)%
                                           ------     ----      ----      ----      ----      ----
                                           $1,371     41.0%     $154      72.0%     $610      39.5%
                                           ======     ====      ====      ====      ====      ====

     The primary components of temporary differences which give rise to the Company's net deferred tax asset (liability) are as follows:

                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1996       1995
                                                                         ------     ------
    Deferred tax assets:
      Inventory......................................................    $  470     $  522
      Accruals and reserves..........................................     1,537      1,308
                                                                         ------     ------
                                                                          2,007      1,830
                                                                         ------     ------
    Deferred tax liabilities:
      Property, plant and equipment..................................       946        975
      Other..........................................................        49         18
                                                                         ------     ------
                                                                            995        993
                                                                         ------     ------
                                                                         $1,012     $  837
                                                                         ======     ======

NOTE E -- POST-RETIREMENT BENEFITS

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions" (FAS 106). Under FAS 106, post-retirement benefits are recognized over the employee's service period based on the expected costs of providing such benefits to the employee and the employee's beneficiaries after retirement. The Company elected to recognize the transition obligation over a 20-year period.

     The Company's post-retirement benefit program comprises two plans, the life insurance plan and the health care plan. Any permanent full-time employee is eligible upon retirement after age 62 and with 12 years of service. The health care plan is a contributory plan.

                          DATUM INC. AND SUBSIDIARIES

     The following sets forth the Company's post-retirement program's status reconciled with amounts reported in the consolidated balance sheet:

                                                                            DECEMBER 31,
                                                                          ----------------
                                                                           1996      1995
                                                                          ------    ------
    Accumulated post-retirement benefit obligation:
      Retirees..........................................................  $  343    $  316
      Fully eligible active plan participants...........................     150       132
      Other active plan participants....................................     667       586
                                                                          ------    ------
      Total accumulated post-retirement benefit obligations.............   1,160     1,034
      Plan assets at fair value.........................................      --        --
                                                                          ------    ------
      Accumulated post-retirement benefit obligation in excess of plan
         assets.........................................................   1,160     1,034
      Unrecognized transition obligation................................    (714)     (744)
                                                                          ------    ------
      Accrued post-retirement benefit obligation........................  $  446    $  290
                                                                          ======    ======

     Net periodic post-retirement benefit cost includes the following components:

                                                                   YEAR ENDED DECEMBER 31,
                                                                  -------------------------
                                                                  1996      1995      1994
                                                                  -----     -----     -----
    Service cost..............................................    $  71     $  68     $  22
    Interest cost.............................................       71        68        46
    Amortization of transition obligation.....................       30        30        30
                                                                   ----      ----      ----
    Net periodic postretirement expense.......................    $ 172     $ 166     $  98
                                                                   ====      ====      ====
    Discount rate.............................................      7.0%      7.0%     7.75%

                          DATUM INC. AND SUBSIDIARIES

NOTE F -- COMMON STOCK RESERVED

     In June 1994, the stockholders of the Company approved the 1994 Incentive Stock Plan providing for the granting of options or restricted shares of the Company's common stock to the Company's officers, directors and employees and also to consultants, business associates and others with important business relationships with the Company. The initial number of shares available under the Plan for issuance is 250,000 and will increase by 50,000 shares on the last day of each calendar year. The exercise price of the options shall not be less than 100% of the fair market value of the underlying common stock on the date of the grant. Options granted are exercisable in such amounts and at such intervals as the Board of Directors determined in granting the options. This plan replaces the prior stock option plan and Restricted Stock Award Plan that expired in 1994. In March 1995, the stockholders of the Company approved an amendment of the 1994 Stock Incentive Plan providing for 200,000 additional option shares to be reserved for issuance thereunder. The following table summarizes activity under the 1994 Incentive Stock Plan during the years ended December 31, 1996 and 1995 and 1994:

                                                                NUMBER              PER SHARE
                                                               OF SHARES           OPTION PRICE
                                                               ---------     ------------------------
    Issued during 1994.......................................     86,800     $4.25 - $ 5.00
                                                                --------
    Outstanding, December 31, 1994...........................     86,800     $4.25 - $ 5.00
    Issued during 1995.......................................    219,250     $10.31 - $16.38
    Exercised during 1995....................................     (6,313)    $4.38
    Cancelled during 1995....................................    (30,500)    $4.38 - $10.75
                                                                --------
    Outstanding, December 31, 1995...........................    269,237     $4.25 - $16.38
    Issued during 1996.......................................    132,500     $8.50 - $14.88
    Exercised during 1996....................................     (6,388)    $4.38 - $10.75
    Cancelled during 1996....................................    (41,625)    $4.38 - $10.75
                                                                --------
    Outstanding, December 31, 1996...........................    353,724     $4.25 - $16.38
                                                                ========
    Exercisable, December 31, 1996...........................     78,701     $4.25 - $16.38
                                                                ========

     As of December 31, 1996, 1995 and 1994, 233,575, 274,450 and 213,200 option shares, respectively, were available for grant under the 1994 plan.

     The following table summarizes activity under the prior stock option plan for the years ended December 31, 1996, 1995 and 1994:

                                                                 NUMBER              PER SHARE
                                                                OF SHARES          OPTION PRICE
                                                                ---------     -----------------------
    Outstanding, December 31, 1993............................    250,075     $3.00 - $6.50
    Issued during 1994........................................    121,525     $4.88
    Exercised during 1994.....................................    (38,825)    $3.00 - $5.25
    Cancelled during 1994.....................................    (49,500)    $3.00 - $6.50
                                                                 --------
    Outstanding, December 31, 1994............................    283,275     $3.00 - $5.00
    Exercised during 1995.....................................    (36,325)    $3.00 - $4.88
    Cancelled during 1995.....................................     (4,875)    $4.88
                                                                 --------
    Outstanding, December 31, 1995............................    242,075     $3.00 - $4.88
    Exercised during 1996.....................................    (21,325)    $3.00 - $4.88
                                                                 --------
    Outstanding, December 31, 1996............................    220,750     $3.00 - $4.88
                                                                 ========
    Exercisable, December 31, 1996............................    163,238     $3.00 - $4.88
                                                                 ========

     No further option shares will be granted under the prior plan.

                          DATUM INC. AND SUBSIDIARIES

     Had compensation cost been determined on the basis of fair value pursuant to FAS 123 net income and net income (loss) per share would have been as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                                  ------------------------
                                                                     1996          1995
                                                                  ----------     ---------
    Net income (loss)
      As reported...............................................  $1,974,000     $  60,000
                                                                  ===========    ==========
      Pro forma.................................................  $1,824,000     $(186,000)
                                                                  ===========    ==========
    Net income (loss) per share
      As reported...............................................  $      .46     $     .02
                                                                  ===========    ==========
      Pro forma.................................................  $      .43     $    (.05)
                                                                  ===========    ==========

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes model with the following assumptions used for grants during both periods: risk free interest rates of 5.97% in 1996 and 6.94% in 1995, expected volatility of 48% in 1996 and 49% in 1995, and an expected option life of 5 years and no expected dividends in 1996 and 1995.

NOTE G -- SAVINGS AND RETIREMENT PLAN

     Effective July 1, 1984, the Company adopted a savings and retirement plan which covers all eligible employees. The plan provides for matching by the Company of 100% of the first 2% of employee deferral and 50% of the next 1% of employee deferral. Employer matching contributions are made in the form of shares of the Company's common stock. Total retirement expense under the Plan amounted to $497, $408, and $190 for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE H -- U.S. GOVERNMENT AND FOREIGN SALES AND SIGNIFICANT CUSTOMERS

     Direct and indirect sales to the United States government aggregated approximately $13,856, $14,812, and $10,043 in 1996, 1995 and 1994,
respectively. Direct sales to the United States government aggregated approximately $5,668, $5,167, and $5,265 in 1996, 1995 and 1994, respectively.
Foreign sales in 1996, 1995 and 1994 amounted to $20,151, $13,033, and $7,340.
One customer accounted for 36%, 30% and 10% of net sales in 1996, 1995 and 1994, respectively.

NOTE I -- COMMITMENTS

     Total rental expense for operating leases amounted to $1,735, $1,031, and $380 in 1996, 1995 and 1994, respectively. The future minimum rental commitments under all noncancelable operating leases, exclusive of property taxes and certain occupancy costs, are as follows:

            1997.......................................................  $ 1,337
            1998.......................................................    1,239
            1999.......................................................    1,221
            2000.......................................................    1,327
            2001.......................................................    1,241
            Thereafter.................................................    4,152
                                                                         -------
                      Total minimum lease payments.....................  $10,517
                                                                         =======

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Prospectus Summary.....................     3
Risk Factors...........................     5
Use of Proceeds........................     5
Price Range of Common Stock............    14
Dividend Policy........................    14
Capitalization.........................    15
Selected Consolidated Financial Data...    16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................    17
Business...............................    23
Management.............................    37
Principal and Selling Stockholders.....    43
Description of Capital Stock...........    45
Underwriting...........................    48
Legal Matters..........................    49
Experts................................    49
Additional Information.................    50
Incorporation of Certain Documents by
  Reference............................    50
Index to Financial Statements..........   F-1

======================================================
======================================================

                                1,700,000 SHARES

                                      LOGO

                                      LOGO

                                  COMMON STOCK
                               ------------------
                                   PROSPECTUS
                               ------------------
                               HAMBRECHT & QUIST

                            OPPENHEIMER & CO., INC.

                              VAN KASPER & COMPANY
                                           , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market application fee.

                                                                          TO BE PAID
                                                                            BY THE
                                                                           COMPANY
                                                                        --------------
        SEC registration fee..........................................     $ 11,331
        NASD filing fee...............................................        4,239
        Nasdaq National Market application fee........................       17,500
        Printing expenses.............................................      125,000
        Legal fees and expenses.......................................            *
        Accounting fees and expenses..................................            *
        Blue sky fees and expenses....................................       10,000
        Transfer agent and registrar fees.............................            *
        Miscellaneous.................................................            *
                                                                           --------
                  Total...............................................     $      *
                                                                           ========

------------------------------

* To be filed by amendment

     The Company will bear the expenses in connection with the registration and offering of shares by the Selling Stockholder, other than the underwriting discounts and commissions and the fees and expenses of any separate counsel, advisors or accountants retained by the Selling Stockholders.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     (a) As permitted by the Delaware General Corporation Law, the Restated Certificate of Incorporation, as amended of the Company (the "Restated Certificate") limits the liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a directors, except to the extent otherwise required by the Delaware General Corporation Law. The Company also carries directors and officers liability insurance.

     (b) The Restated Certificate provides that the Company will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person is or was a director or officer of the Company against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by the Delaware General Corporation Law. The Company's Bylaws provide for a similar indemnity to directors and officers of the Company to the fullest extent authorized by the Delaware General Corporation Law.

     (c) The Restated Certificate also gives the Company the ability to enter into indemnification agreements with each of its directors and officers. The Company has entered into indemnification agreement with each of its directors and officers (Exhibit 10.10 hereto), which provide for the indemnification of directors and officers of the Company against any and all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.

ITEM 16.  EXHIBITS

        EXHIBIT
         NUMBER                                   DESCRIPTION
        --------  ----------------------------------------------------------------------------
         1.1      Form of Underwriting Agreement.
         2.1      Stock Purchase Agreement dated as of October 20, 1994 by and among Ball
                  Corporation, Efratom Holding, Inc. and the Registrant (incorporated by reference to Exhibit 10.31 to the Company's Quarterly Report on Form 10-Q
                  for the quarter ended September 30, 1994).
         4.1      Stockholder's Agreement dated as of March 17, 1995 by and between the
                  Registrant and Efratom Holding, Inc. (incorporated by reference to the same numbered exhibit to Registrant's Form 10-K for the year ended December 31,
                  1994).
        *5.1      Opinion of Stradling, Yocca, Carlson & Rauth relating to the Common Stock covered by this Registration Statement.
        10.3      1981 Restricted Stock Award Plan, as amended to date (incorporated by reference to the same numbered exhibit to Registrant's Annual Report on Form
                  10-K for the year ended December 31, 1991).
        10.4      1984 Stock Option Plan, as amended to date (incorporated by reference to
                  Registrant's Registration Statements on Form S-8 Registration numbers
                  2-96564, 33-10335 and 33-41709).
        10.6      Executive Agreement dated March 7, 1986 with Louis B. Horwitz, (incorporated by reference to the same numbered exhibit to Registrant's Annual Report on
                  Form 10-K for the year ended December 31, 1991).
        10.10     Form of Indemnification Agreement dated May 27, 1987 as entered into with certain directors and officers of Registrant (incorporated by reference to the same numbered exhibit to Registrant's Annual Report on Form 10-K for the year ended December 31, 1991).
        10.18     Lease commencing January 1, 1992 relating to Registrant's facility at 749
                  Ward Drive, Goleta, California (incorporated by reference to the same numbered exhibit to Registrant's Annual Report on Form 10-K for the year ended December 31, 1991).
        10.19     Savings and Retirement Plan, as amended to date (incorporated by reference to the same numbered exhibit to Registrant's Annual Report on Form 10-K for the year ended December 31, 1991).
        10.21     Consulting Agreement dated October 9, 1992 with Louis B. Horwitz
                  (incorporated by reference to the same numbered exhibit to Registrant's
                  Annual Report on Form 10-K for the year ended December 31, 1992).
        10.21.1   First Amendment to Consulting Agreement, dated as of March 1, 1996, between
                  Louis B. Horwitz and the Registrant (incorporated by reference to the same numbered exhibit to Registrant's Quarterly Report on Form 10-Q for the
                  quarter ended September 30, 1996).
        10.28     Sublease commencing November 1, 1993, relating to the Registrant's facility at 749 Ward Drive, Goleta, California (incorporated by reference to the same numbered exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993).
        10.29     1994 Stock Incentive Plan (incorporated by reference to Registrant's registration statement on Form S-8 Registration #33-79772).
        10.29.1   Amendment to 1994 Stock Incentive Plan, effective March 16, 1995
                  (incorporated by reference to the same numbered exhibit to the Registrant's
                  Annual Report on Form 10-K for the year ended December 31, 1994).

        EXHIBIT
         NUMBER                                   DESCRIPTION
        --------  ----------------------------------------------------------------------------
        10.30.5   Amended and Restated Credit Agreement, dated as of September 27, 1996, by and between the Registrant and Wells Fargo Bank, N.A. (incorporated by reference to the same numbered exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).
        10.31     Lease Agreement dated February 3, 1992 by and between The Irvine Company and
                  Ball Efratom for EFRATOM Time and Frequency Products, Inc.'s facility at 4
                  Cromwell, Suite 201, Irvine, California (incorporated by reference to the same numbered exhibit to the Registrant's Annual Report on Form 10-K for the
                  year ended December 31, 1994).
        10.32     Lease Agreement dated September 15, 1986 by and between The Irvine Company and Efratom Division, Ball Corporation, for Efratom Time and Frequency
                  Products, Inc.'s facility at 3 Parker, Irvine, California (incorporated by reference to the same numbered exhibit to the Registrant's Annual Report on
                  Form 10-K for the year ended December 31, 1994).
        10.32.1   First Amendment to Lease dated March 15, 1995 by and between The Irvine
                  Company and Efratom Division, Ball Corporation for Lease Agreement dated
                  September 15, 1986 (Exhibit 10.32) (incorporated by reference to the same numbered exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994).
        10.32.2   Amendment to Leases dated May 11, 1995 by and between The Irvine Company and the Registrant (incorporated by reference to the same numbered exhibit to the Registrant's Form 10-Q for the quarter ended June 30, 1995).
        10.32.3   Second Amendment to Lease dated May 11, 1995 by and between The Irvine
                  Company and the Registrant, relating to the Registrant's facility at 4
                  Cromwell, Irvine, California (incorporated by reference to the same numbered exhibit to the Registrant's Form 10-Q for the quarter ended June 30, 1995).
        10.32.4   Second Amendment to Lease dated May 11, 1995 by and between The Irvine
                  Company and the Registrant, relating to the Registrant's facility at 3
                  Parker, Irvine, California (incorporated by reference to the same numbered exhibit to the Registrant's Form 10-Q for the quarter ended June 30, 1995).
        10.34     Industrial Lease Agreement dated May 11, 1995, by and between The Irvine
                  Company and the Registrant, relating to the Registrant's facility at 9975
                  Toledo Way, Irvine, California (incorporated by reference to the same numbered exhibit to the Registrant's Form 10-Q for the quarter ended June
                  30, 1995).
        10.35     Lease Agreement between Berg & Berg Developers and the Registrant dated
                  January 4, 1996, relating to Registrant's facility at 6781 Via del Oro, San
                  Jose, California (incorporated by reference to the same numbered exhibit to the Registrant's Form 10-K for the year ended December 31, 1995).
        10.36     Note and Warrant Purchase Agreement, dated as of September 27, 1996, by and between The Prudential Insurance Company of America and the Registrant
                  (incorporated by reference to the same numbered exhibit to the Registrant's
                  Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).
        10.37     Common Stock Purchase Warrant, dated September 27, 1996 (incorporated by reference to the same numbered exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).

        EXHIBIT
         NUMBER                                   DESCRIPTION
        --------  ----------------------------------------------------------------------------
        10.38     Series A Note, dated September 27, 1996, in favor of The Prudential
                  Insurance Company of America (incorporated by reference to the same numbered exhibit to the Registrant's Quarter Report on Form 10-Q for the quarter ended September 30, 1996).
        10.39     Series B Note, dated September 27, 1996, in favor of The Prudential
                  Insurance Company of America (incorporated by reference to the same numbered exhibit to the Registrant's Quarter Report on Form 10-Q for the quarter ended September 30, 1996).
        10.40     Agreement dated June 12, 1995 between the Company and AT&T Corp. (Portions of this Exhibit are omitted and were filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 406 of the Securities Act of 1933).
        10.41     Consulting Agreement dated September 26, 1996, between the Company and
                  Robert F. Ellis.
        11        Computation of Earnings Per Common Share.
        23.1      Consent of Stradling, Yocca, Carlson & Rauth (included in Exhibit 5.1)
        23.2      Consent of Price Waterhouse LLP, independent accountants
        24.1      Power of Attorney (included on Signature Page)
        27.1      Financial Data Schedule

------------------------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     The Company hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Irvine, State of California, on the 21st day of February, 1997.

                                          Datum Inc.

                                          By: /s/ LOUIS B. HORWITZ
                                            ------------------------------------
                                            Louis B. Horwitz
                                            President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     We, the undersigned directors and officers of Datum Inc., do hereby constitute and appoint Louis B. Horwitz and David A. Young, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) hereto or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                   SIGNATURE                               TITLE                    DATE
-----------------------------------------------    ----------------------    ------------------

             /s/ LOUIS B. HORWITZ                     President, Chief       February 21, 1997
-----------------------------------------------    Executive Officer and
               Louis B. Horwitz                     Director (Principal
                                                     Executive Officer)
              /s/ DAVID A. YOUNG                      Chief Financial        February 21, 1997
-----------------------------------------------      Officer (Principal
                David A. Young                         Financial and
                                                    Principal Accounting
                                                          Officer)

             /s/ G. TILTON GARDNER                        Director           February 21, 1997
-----------------------------------------------
               G. Tilton Gardner

             /s/ DONOVAN B. HICKS                         Director           February 21, 1997
-----------------------------------------------
               Donovan B. Hicks

              /s/ R. DAVID HOOVER                         Director           February 21, 1997
-----------------------------------------------
                R. David Hoover

                   SIGNATURE                               TITLE                    DATE
-----------------------------------------------    ----------------------    ------------------
              /s/ MICHAEL M. MANN                         Director           February 21, 1997
-----------------------------------------------
                Michael M. Mann

               /s/ DAN L. MCGURK                          Director           February 21, 1997
-----------------------------------------------
                 Dan L. McGurk

              /s/ EDWARD A. MONEY                         Director           February 21, 1997
-----------------------------------------------
                Edward A. Money

            /s/ THOMAS J. O'ROURKE                        Director           February 21, 1997
-----------------------------------------------
              Thomas J. O'Rourke

                          DATUM INC. AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)

                                   BALANCE AT                                                        BALANCE AT
                                   BEGINNING                                              *OTHER       END OF
           DESCRIPTION             OF PERIOD    ADDITIONS   DEDUCTIONS   ACQUISITIONS   DEDUCTIONS     PERIOD
---------------------------------  ----------   ---------   ----------   ------------   ----------   ----------
Year Ended December 31, 1996
  Allowance for doubtful
     accounts....................    $   68      $   121      $   36                                   $  107
  Reserve for inventories........     1,952        1,309       1,177                                    2,084
  Accumulated amortization of
     acquired intangible
     assets......................     1,162          894                                                2,056
Year Ended December 31, 1995
  Allowance for doubtful
     accounts....................        93           53          86         $ 49          $ 41            68
  Reserve for inventories........       854        1,124       1,024          998                       1,952
  Accumulated amortization of
     acquired intangible
     assets......................       546          616                                                1,162
Year Ended December 31, 1994
  Allowance for doubtful
     accounts....................       131           31          31                         38            93
  Reserve for inventories........       872          332         350                                      854
  Accumulated amortization of
     acquired intangible
     assets......................       467           79                                                  546

---------------

* Aacom note payments received.

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
        EXHIBIT                                                                       NUMBERED
         NUMBER                             DESCRIPTION                                 PAGE
        --------  ----------------------------------------------------------------   -----------
         1.1      Form of Underwriting Agreement..................................
         2.1      Stock Purchase Agreement dated as of October 20, 1994 by and among Ball Corporation, Efratom Holding, Inc. and the Registrant
                  (incorporated by reference to Exhibit 10.31 to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended September
                  30, 1994).......................................................
         4.1      Stockholder's Agreement dated as of March 17, 1995 by and
                  between the Registrant and Efratom Holding, Inc. (incorporated by reference to the same numbered exhibit to Registrant's Form
                  10-K for the year ended December 31, 1994)......................
        *5.1      Opinion of Stradling, Yocca, Carlson & Rauth relating to the
                  Common Stock covered by this Registration Statement.............
        10.3      1981 Restricted Stock Award Plan, as amended to date
                  (incorporated by reference to the same numbered exhibit to
                  Registrant's Annual Report on Form 10-K for the year ended
                  December 31, 1991)..............................................
        10.4      1984 Stock Option Plan, as amended to date (incorporated by reference to Registrant's Registration Statements on Form S-8
                  Registration numbers 2-96564, 33-10335 and 33-41709)............
        10.6      Executive Agreement dated March 7, 1986 with Louis B. Horwitz,
                  (incorporated by reference to the same numbered exhibit to
                  Registrant's Annual Report on Form 10-K for the year ended
                  December 31, 1991)..............................................
        10.10     Form of Indemnification Agreement dated May 27, 1987 as entered into with certain directors and officers of Registrant
                  (incorporated by reference to the same numbered exhibit to
                  Registrant's Annual Report on Form 10-K for the year ended
                  December 31, 1991)..............................................
        10.18     Lease commencing January 1, 1992 relating to Registrant's
                  facility at 749 Ward Drive, Goleta, California (incorporated by reference to the same numbered exhibit to Registrant's Annual
                  Report on Form 10-K for the year ended December 31, 1991).......
        10.19     Savings and Retirement Plan, as amended to date (incorporated by reference to the same numbered exhibit to Registrant's Annual
                  Report on Form 10-K for the year ended December 31, 1991).......
        10.21     Consulting Agreement dated October 9, 1992 with Louis B. Horwitz
                  (incorporated by reference to the same numbered exhibit to
                  Registrant's Annual Report on Form 10-K for the year ended
                  December 31, 1992)..............................................
        10.21.1   First Amendment to Consulting Agreement, dated as of March 1,
                  1996, between Louis B. Horwitz and the Registrant (incorporated by reference to the same numbered exhibit to Registrant's
                  Quarterly Report on Form 10-Q for the quarter ended September
                  30, 1996).......................................................
        10.28     Sublease commencing November 1, 1993, relating to the
                  Registrant's facility at 749 Ward Drive, Goleta, California
                  (incorporated by reference to the same numbered exhibit to the
                  Registrant's Annual Report on Form 10-K for the year ended
                  December 31, 1993)..............................................

                                                                                     SEQUENTIALLY
        EXHIBIT                                                                       NUMBERED
         NUMBER                             DESCRIPTION                                 PAGE
        --------  ----------------------------------------------------------------   -----------
        10.29     1994 Stock Incentive Plan (incorporated by reference to
                  Registrant's registration statement on Form S-8 Registration
                  #33-79772)......................................................
        10.29.1   Amendment to 1994 Stock Incentive Plan, effective March 16, 1995
                  (incorporated by reference to the same numbered exhibit to the
                  Registrant's Annual Report on Form 10-K for the year ended
                  December 31, 1994)..............................................
        10.30.5   Amended and Restated Credit Agreement, dated as of September 27,
                  1996, by and between the Registrant and Wells Fargo Bank, N.A.
                  (incorporated by reference to the same numbered exhibit to the
                  Registrant's Quarterly Report on Form 10-Q for the quarter ended
                  September 30, 1996).............................................
        10.31     Lease Agreement dated February 3, 1992 by and between The Irvine
                  Company and Ball Efratom for EFRATOM Time and Frequency
                  Products, Inc.'s facility at 4 Cromwell, Suite 201, Irvine,
                  California (incorporated by reference to the same numbered exhibit to the Registrant's Annual Report on Form 10-K for the
                  year ended December 31, 1994)...................................
        10.32     Lease Agreement dated September 15, 1986 by and between The
                  Irvine Company and Efratom Division, Ball Corporation, for
                  Efratom Time and Frequency Products, Inc.'s facility at 3
                  Parker, Irvine, California (incorporated by reference to the same numbered exhibit to the Registrant's Annual Report on Form
                  10-K for the year ended December 31, 1994)......................
        10.32.1   First Amendment to Lease dated March 15, 1995 by and between The
                  Irvine Company and Efratom Division, Ball Corporation for Lease
                  Agreement dated September 15, 1986 (Exhibit 10.32) (incorporated by reference to the same numbered exhibit to the Registrant's
                  Annual Report on Form 10-K for the year ended December 31,
                  1994)...........................................................
        10.32.2   Amendment to Leases dated May 11, 1995 by and between The Irvine
                  Company and the Registrant (incorporated by reference to the same numbered exhibit to the Registrant's Form 10-Q for the quarter ended June 30, 1995)....................................
        10.32.3   Second Amendment to Lease dated May 11, 1995 by and between The
                  Irvine Company and the Registrant, relating to the Registrant's facility at 4 Cromwell, Irvine, California (incorporated by reference to the same numbered exhibit to the Registrant's Form
                  10-Q for the quarter ended June 30, 1995).......................
        10.32.4   Second Amendment to Lease dated May 11, 1995 by and between The
                  Irvine Company and the Registrant, relating to the Registrant's facility at 3 Parker, Irvine, California (incorporated by
                  reference to the same numbered exhibit to the Registrant's Form
                  10-Q for the quarter ended June 30, 1995).......................
        10.34     Industrial Lease Agreement dated May 11, 1995, by and between
                  The Irvine Company and the Registrant, relating to the
                  Registrant's facility at 9975 Toledo Way, Irvine, California
                  (incorporated by reference to the same numbered exhibit to the
                  Registrant's Form 10-Q for the quarter ended June 30, 1995).....

                                                                                     SEQUENTIALLY
        EXHIBIT                                                                       NUMBERED
         NUMBER                             DESCRIPTION                                 PAGE
        --------  ----------------------------------------------------------------   -----------
        10.35     Lease Agreement between Berg & Berg Developers and the
                  Registrant dated January 4, 1996, relating to Registrant's facility at 6781 Via del Oro, San Jose, California (incorporated by reference to the same numbered exhibit to the Registrant's
                  Form 10-K for the year ended December 31, 1995).................
        10.36     Note and Warrant Purchase Agreement, dated as of September 27,
                  1996, by and between The Prudential Insurance Company of America and the Registrant (incorporated by reference to the same
                  numbered exhibit to the Registrant's Quarterly Report on Form
                  10-Q for the quarter ended September 30, 1996)..................
        10.37     Common Stock Purchase Warrant, dated September 27, 1996
                  (incorporated by reference to the same numbered exhibit to the
                  Registrant's Quarterly Report on Form 10-Q for the quarter ended
                  September 30, 1996).............................................
        10.38     Series A Note, dated September 27, 1996, in favor of The
                  Prudential Insurance Company of America (incorporated by
                  reference to the same numbered exhibit to the Registrant's
                  Quarter Report on Form 10-Q for the quarter ended September 30,
                  1996)...........................................................
        10.39     Series B Note, dated September 27, 1996, in favor of The
                  Prudential Insurance Company of America (incorporated by
                  reference to the same numbered exhibit to the Registrant's
                  Quarter Report on Form 10-Q for the quarter ended September 30,
                  1996)...........................................................
        10.40     Agreement dated June 12, 1995 between the Company and AT&T Corp.
                  (Portions of this Exhibit are omitted and were filed separately with the Secretary of the Commission pursuant to the Company's application requesting confidential treatment under Rule 406 of the Securities Act of 1933).....................................
        10.41     Consulting Agreement dated September 26, 1996, between the
                  Company and Robert F. Ellis.....................................
        11        Computation of Earnings Per Common Share........................
        23.1      Consent of Stradling, Yocca, Carlson & Rauth (included in
                  Exhibit 5.1)....................................................
        23.2      Consent of Price Waterhouse LLP, independent accountants........
        24.1      Power of Attorney (included on Signature Page)..................
        27.1      Financial Data Schedule.........................................

---------------

* To be filed by amendment.